Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-179590

Prospectus Supplement No. 6

(to Prospectus dated March 26, 2012)

MEI PHARMA, INC.

2,915,152 Shares of Common Stock at $1.19 Per Share

Upon Exercise of Outstanding Warrants

This prospectus amends and supplements the prospectus dated March 26, 2012 (the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-179590). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 8, 2012 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The prospectus and this prospectus supplement relate to (i) our distribution, at no charge, to holders of our common stock, $0.00000002 par value per share (our “Common Stock”), as of 5:00 p.m., Eastern time, March 30, 2012 (the “Record Date”), of subscription rights (the “Rights”), to purchase up to 17,129,361 Units for an aggregate purchase price of up to $7.6 million (the “Rights Offering”) and (ii) the issuance of shares of Common Stock upon exercise of the Warrants (as defined below). The subscription period for the Rights Offering expired on May 11, 2012. Each Unit consisted of 0.50 shares of Common Stock and a warrant (“Warrant”) representing the right to purchase 0.25 shares of Common Stock at an exercise price of $1.19 per share. The exercise of one Right entitled holders to purchase one Unit at a subscription price of $0.445 per Unit, which represents the subscription price of $0.89 per whole share of Common Stock for two Units. In the Rights Offering, eligible participants exercised Rights to purchase 11,660,606 Units; accordingly, the Company issued 5,830,202 shares of Common Stock and Warrants to purchase an additional 2,915,152 shares of Common Stock. Gross proceeds of $5.2 million were received in connection with the Rights Offering.

Our common stock is traded on the Nasdaq Capital Market under the symbol “MEIP”. The Warrants will not trade on the Nasdaq Capital Market or any other securities exchange or trading market. On August 8, 2012, the closing price for a share of our Common Stock on the Nasdaq Capital Market was $0.45 per share.

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 16 of the Prospectus to read about factors you should consider before you make your investment decision.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 6 is August 9, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 7, 2012

MEI Pharma, Inc.

(Exact name of registrant as specified in its charter)

Delaware	000-50484	51-0407811
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

11975 El Camino Real, Suite 101, San Diego, California 92130

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (858) 792-6300

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

On August 7, 2012, MEI Pharma, Inc., a Delaware corporation (the “Company”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with S*Bio Pte Ltd., a Singapore private limited company (“S* Bio”, and, collectively with the Company, the “Parties”), pursuant to which the Company has agreed to acquire from S*Bio all of its right, title and interest in, and assume certain liabilities relating to, certain intellectual property and other assets related to compounds SB939, SB1304, SB1354 and SB1502 (the “Acquired Compounds”), which are intended to inhibit histone deacetylase (“HDAC”).

As consideration for the Acquired Compounds, upon the closing of the transaction, the Company will issue to S*Bio, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(2) thereof, 1,168,498 shares of the Company’s common stock, par value $0.00000002 per share (the “Common Stock”). The Company has also agreed to make certain milestone payments to S*Bio based on the achievement of certain clinical, regulatory and net sales-based milestones, as well as to make certain contingent earnout payments to S*Bio. Milestone payments will be made to S*Bio up to an aggregate amount of $75.2 million if certain U.S., E.U. and Japanese regulatory approvals are obtained or if certain net sales thresholds are met in North America, the E.U. and Japan. The Company may pay up to $500,000 of the first milestone payment in shares of Common Stock. S*Bio will be entitled to receive certain contingent earnout payments at a low, single digit rate based on certain worldwide net sales thresholds on a product-by-product and country-by-country basis.

The closing of the transactions contemplated by the Asset Purchase Agreement is subject to the receipt by S*Bio of its shareholders’ approval of such transactions, as well as other customary closing conditions. The Company expects the closing will occur on or about August 28, 2012.

The Parties each made customary representations, warranties and covenants in the Asset Purchase Agreement and the agreement includes customary indemnification provisions. S*Bio has also agreed, for a period commencing on the closing date and ending on the fourth anniversary of the closing date, not to manufacture, commercialize or otherwise exploit any small molecule compound the primary mechanism of action of which is selective and specific inhibition of HDAC.

In accordance with the terms of the Asset Purchase Agreement, at the closing the Company expects to enter into a registration rights agreement (the “Registration Rights Agreement”) with S*Bio pursuant to which the Company will agree to file, within thirty (30) days after the closing, a registration statement with the Securities and Exchange Commission for the purpose of registering the resale by S*Bio of the shares of Common Stock issuable pursuant to the Asset Purchase Agreement.

The foregoing description of the Asset Purchase Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are attached as Exhibits 2.1 and 10.1 to this Current Report on Form 8-K.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosures set forth under Item 1.01 of this Current Report on Form 8-K are incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

On August 8, 2012, the Company issued a press release announcing its entry into the Asset Purchase Agreement. A copy of the press release is furnished as Exhibit 99.1 hereto. Such information shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any of the Company’s filings under the Securities Act or the Exchange Act whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Asset Purchase Agreement, dated as of August 7, 2012, between the Company and S*Bio.

10.1	Form of Registration Rights Agreement between the Company and S*Bio.

99.1	Press release, dated August 8, 2012, relating to the Asset Purchase Agreement.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Daniel P. Gold
Chief Executive Officer

Dated: August 8, 2012

Exhibit 2.1

ASSET PURCHASE AGREEMENT

by and between

MEI Pharma, Inc.

as Purchaser,

and

S*BIO Pte Ltd.

as Seller

Dated as of August 7, 2012

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

		Page
10.10	Disclosure Schedules	48

10.11	Specific Enforcement	48

10.12	Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies	49

-iv-

EXHIBITS

Exhibit A – Form of Assignment and Assumption Agreement

Exhibit B – Form of Patent Assignment

Exhibit C – Program Patents

Exhibit D – Form of Registration Rights Agreement

Exhibit E – Program Compound Structures

Exhibit F – IND Acknowledgement Letter

Exhibit G – IND Letter

SCHEDULES

Schedule 2.1(c) – Regulatory Materials

Schedule 2.1(d) – Inventory

Schedule 2.9 – Purchase Price Allocation

Schedule 7.5 – Pending and In-Process Publications

Seller Disclosure Schedules

v

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made as of August 7, 2012 by and between MEI Pharma, Inc., a Delaware corporation (“Purchaser”), and S*Bio Pte Ltd., a Singapore private limited company (“Seller”).

RECITALS:

Subject to the terms and conditions set forth herein, Seller desires to sell, convey, transfer, assign and deliver to Purchaser, and Purchaser desires to purchase and acquire from Seller, free and clear of all Liens other than the Assumed Liabilities and the Permitted Liens, all of Seller’s and its Subsidiaries’ right, title and interest in and to all of the Purchased Assets (the “Acquisition”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

1.1 Definitions. As used herein, the following terms shall have the following meanings:

“Accounts Receivable” shall mean: (i) all trade accounts receivable and other rights to payment from customers of Seller; (ii) all other accounts or notes receivable of Seller and the full benefit of all security for such accounts or notes; and (iii) any Claim, remedy or other right related to any of the foregoing.

“Acquisition” shall have the meaning given to such term in the Recitals.

“Affiliate” shall mean with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person; provided, that, for purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or by contract or otherwise, or (ii) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities of such Person.

“Agreement” shall mean this Asset Purchase Agreement.

“Allocation Statement” shall have the meaning given to such term in Section 2.9.

“Assumed Liabilities” shall have the meaning given to such term in Section 2.3.

“Bankruptcy Exception” shall have the meaning given to such term in Section 3.2.

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which banks in California are obligated by applicable Law or executive Order to close or are otherwise generally closed.

“Change of Control Transaction” shall have the meaning given to such term in Section 7.2(a).

“Claim” shall have the meaning given to such term in Section 3.9.

“Clinical Data” shall mean data or results generated in or resulting from any non-clinical, pre-clinical study or clinical trial of any Program Compound, conducted by or on behalf of Seller or its Subsidiaries, together with the applicable protocol for each such study or trial, as well as all associated site related documentation, investigator brochures, investigational review board correspondence, data monitoring committee minutes and documentation, Chemistry, Manufacturing and Controls (CMC) data and SAS files.

“Closing” shall have the meaning given to such term in Section 2.10.

“Closing Stock Payment” shall have the meaning set forth in Section 2.5.

“Closing Date” shall have the meaning given to such term in Section 2.10.

“Code” shall mean the Internal Revenue Code of 1986, as it may be amended from time to time, and any successor thereto.

“Combination Product” shall mean a Product that is comprised of or contains a Program Compound as an active ingredient together with one or more active ingredients that are Proprietary Compounds, when such active ingredients are either sold together in one (1) package or formulated together in one (1) therapeutic formulation.

“Competing Business” shall have the meaning given to such term in Section 7.2(a).

“Competing Compound” shall have the meaning given to such term in Section 7.2(a).

“Confidential Information” shall have the meaning given to such term in Section 7.5.

“Confidentiality Agreement” shall have the meaning given to such term in Section 7.5.

“Contract” shall mean any contract, arrangement, agreement, purchase order, license or other binding commitment, whether oral or written.

“Control” or “Controlled” shall mean with respect to any Know-How or any Intellectual Property, possession by a Person of the ability (whether by ownership, license, covenant not to sue or otherwise) to grant access to, to grant use of, or to grant a license or a sublicense or other right of or under such Know-How or Intellectual Property without violating the terms of any agreement or other arrangement with any Third Party.

“Copyrights” shall mean copyrights and registrations and applications therefor, works of authorship, content (including website content) and mask work rights.

“Cover” or “Covered” or “Covering” shall mean, (a) with respect to a Product and a Program Patent that is an issued patent, that, in the absence of ownership of or a license granted under a Valid Claim of such Program Patent, the manufacture, use, offer for sale, sale or importation of such Product would infringe such Valid Claim; and (b) with respect to a Product and a Program Patent that is a patent application, that, in the absence of ownership of or a license granted under a Valid Claim of such Program Patent, the manufacture, use, offer for sale, sale or importation of such Product would infringe such Valid Claim if such patent application were to issue as a patent.

“Damages” shall mean all damages, losses, charges, liabilities, payments, judgments, settlements, assessments, deficiencies, Taxes, interest, penalties, and costs and expenses (including removal costs, remediation costs, closure costs, fines, penalties and expenses of investigation and ongoing monitoring, reasonable attorneys’ fees, and out of pocket disbursements), but excluding unforeseeable, speculative, special, indirect, consequential, exemplary and punitive damages (“Special Damages”), except in the case of Special Damages imposed on, sustained, incurred or suffered by, or asserted against, any Indemnified Party in respect of a Third Party Claim.

“Development” shall mean research, pre-clinical and clinical drug development activities, including clinical trials, relating to the development of pharmaceutical compounds and pharmaceutical products and submission of information to a Regulatory Authority for the purpose of obtaining Regulatory Approval of a pharmaceutical product, and activities to develop manufacturing capabilities for pharmaceutical products. Development includes optimization and pre-clinical activities, statistical analysis and report writing, pharmacology studies, toxicology studies, formulation, process development and manufacturing scale-up (including bulk compound production), test method development, stability testing, quality assurance and quality control, qualification and validation, technical support, pharmacokinetic studies, clinical trials and regulatory affairs activities.

“EMA” shall mean the European Medicines Agency or any successor agency thereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Excluded Assets” shall have the meaning given to such term in Section 2.2.

“Exploit” or “Exploitation” shall mean Develop, design, test, modify, improve, make, have made, use, sell, offer sale, have sold, import, reproduce, market, distribute, and commercialize.

“EU” shall mean the European Union.

“FDA” shall mean the Food and Drug Administration of the United States Department of Health and Human Services or any successor agency thereof performing similar functions.

“First Commercial Sale” shall mean, with respect to a Product in a country, the first sale of such Product for monetary value for end use or consumption in such country after receipt of Regulatory Approval for such Product in such country.

“First EU Indication” shall have the meaning given to such term in Section 2.6(a).

“Form S-3” shall have the meaning given to such term in Section 2.6(c).

“Fundamental Representations” shall have the meaning given to such term in Section 8.1.

“Governmental Authorities” shall mean all agencies, authorities, bodies, boards, commissions, courts, instrumentalities, legislatures and offices of any nature whatsoever of any government or political subdivision, whether supranational, foreign, federal, state, provincial, county, district, municipality, city or otherwise, including any Regulatory Authority.

“Healthcare Laws” shall mean any U.S., foreign or other Law or regulation related to the development, manufacturing or commercialization of healthcare products and services, including, without limitation, (i) the U.S. Federal Food, Drug and Cosmetic Act and any regulations promulgated thereunder and any amendments or successors thereto, (ii) the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)) and any regulations promulgated thereunder and any amendments or successors thereto, the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)) and any regulations promulgated thereunder and any amendments or successors thereto, (iii) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.) and any regulations promulgated thereunder and any amendments or successors thereto, (iv) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)) and any regulations promulgated thereunder and any amendments or successors thereto, (v) the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) and any regulations promulgated thereunder and any amendments or successors thereto, and (vi) any foreign equivalents of any of the above.

“IND” shall mean an Investigational New Drug Application filed with the FDA pursuant to Part 312 of Title 21 of the U.S. Code of Federal Regulations (or its successor regulation) with respect to any of the Program Compounds, or the equivalent application or filing filed with any equivalent agency or Governmental Authority outside the United States of America (including any supra-national agency such as the EMA), and all supplements, amendments, variations, extensions and renewals thereof that may be filed with respect to the foregoing.

“IND Acknowledgement Letter” means the letter, together with FDA Form 1571, in substantially the form attached hereto as Exhibit F.

“IND Letter” means the letter, together with FDA Form 1571, in substantially the form attached hereto as Exhibit G.

“Indemnification Cap” shall have the meaning given to such term in Section 8.5.

“Indemnified Party” shall have the meaning given to such term in Section 8.4.

“Indemnifying Party” shall have the meaning given to such term in Section 8.4.

“Indication” shall mean a specific disease, infection or other condition which is recognized by a Regulatory Authority as being a disease, infection or condition. For avoidance of doubt, the term “Indication” includes each of myelodysplastic syndrome, acute myeloid leukemia, peripheral T-cell lymphoma, Hodgkins lymphoma, non-Hodgkin’s lymphoma, Kaposi’s sarcoma, gastric carcinoma, nasopharyngeal carcinoma, sarcoma, myelofibrosis, HIV infection, HBV infection, bone marrow transplant and organ transplant. All variants of a single disease, infection or condition (whether classified by severity or otherwise) will be treated as the same Indication, except that different types of cancer (e.g., as defined by site or cancer cell origin) will be treated as different Indications. The treatment or prevention of a disease, infection or other condition in adults and the treatment or prevention of the same disease, infection or other condition in a pediatric population will not be treated as separate Indications.

“Intellectual Property” shall mean all worldwide intellectual property rights, including rights in and to the following: (a) Patents; (b) Marks; (c) Copyrights; (d) Know-How; (e) data exclusivity, databases and data collections; and (f) any similar, corresponding or equivalent rights to any of the foregoing.

“Inventory” shall mean all quantities of SB939 drug substance in the possession or Control of Seller or any of its Subsidiaries as of immediately prior to the Closing.

“IRS” shall mean the United States Internal Revenue Service.

“Know-How” shall mean inventions (whether or not patentable), invention disclosures, processes, methods, algorithms and formulae, know-how, trade secrets, technology, information, knowledge, practices, formulas, instructions, skills, techniques, technical data, designs, drawings, computer programs, apparatus, results of experiments, test data, including pharmacological, toxicological and Clinical Data, analytical and quality control data, manufacturing data and descriptions, market data, devices, assays, chemical formulations, notes of experiments, specifications, compositions of matter, physical, chemical and biological materials and compounds, whether in intangible, tangible, written, electronic or other form.

“Knowledge” shall mean (a) with respect to Seller, the actual knowledge of a particular fact or other matter being possessed as of the pertinent date by Dr. Forrest H. Fuller, Dr. Kantharaj Ethirajulu and Tamar Howson, and (b) with respect to Purchaser, the actual knowledge of a particular fact or other matter being possessed as of the pertinent date by the Purchaser’s Chief Executive Officer, Chief Financial Officer and Chief Medical Officer.

“Laboratory Notebooks” shall mean Seller’s original laboratory notebooks that contain information relating to any Program Compound and/or Product.

“Laws” shall mean any statute, law, ordinance, regulation, rule, code, Order, other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Governmental Authority.

“Liability” shall mean any direct or indirect indebtedness, liability, assessment, expense, claim, loss, damage, deficiency, obligation, Tax or responsibility, known or unknown, disputed or undisputed, joint or several, vested or unvested, executory or not, fixed or unfixed, choate or inchoate, liquidated or unliquidated, secured or unsecured, determinable or undeterminable, accrued or unaccrued, absolute or not, actual or potential, contingent or otherwise (including any liability under any guarantees, letters of credit, performance credits or with respect to insurance loss accruals), whenever or however arising (including, whether arising out of any contract or tort based on negligence or strict liability) and whether or not the same would be required by GAAP to be reflected in financial statements or disclosed in the notes thereto.

“LIBOR” shall have the meaning given to such term in Section 2.8(a).

“Lien” shall mean any mortgage, lien, pledge, charge, claim, equitable interest, right-of-way, easement, encroachment, security interest, preemptive right, right of first refusal or similar restriction or right, including any restriction on use, option, judgment, title defect or encumbrance of any kind other than Permitted Liens.

“Marketing Approval” shall mean, with respect to any Product in a country or jurisdiction, any and all approvals, registrations, licenses or authorizations of the applicable Regulatory Authority(ies) necessary for the marketing and sale of such Product for a particular Indication in such country or jurisdiction, including, where applicable, approval of Product labeling for such Indication.

“Marks” shall mean all United States and foreign trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof.

“Material Adverse Effect” shall mean an effect that is materially adverse to the Program or could reasonably be expected to impair the ability of Seller to consummate the Acquisition or performance of obligations under this Agreement; provided, however, that none of the following (individually or in combination) shall be deemed to constitute, or shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse effect resulting directly from general business or economic conditions, except to the extent such general business or economic conditions have a disproportionate effect on the Program; (b) any adverse effect resulting directly from conditions generally affecting any industry or industry sector to which the Program relates, except to the extent such adverse effect has a disproportionate effect on the Program; (c) any adverse effect resulting directly from the announcement, execution or delivery of this Agreement or the pendency or consummation of the transactions contemplated hereunder; (d) any adverse effect resulting directly from any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof; (e) any adverse effect resulting directly from any breach by Purchaser of any provision of this Agreement; or (f) any adverse data, event or outcome, arising out of or related to the Program, including pre-clinical and clinical trials, which data, event or outcome is disclosed in the Clinical Data or Regulatory Materials made available by Seller to Purchaser prior to the date of this Agreement.

“Milestone Event” shall have the meaning given to such term in Section 2.6(a).

“Milestone Payment” shall have the meaning given to such term in Section 2.6(a).

“Milestone Stock Payment” shall have the meaning given to such term in Section 2.6(a).

“NDA” shall mean a New Drug Application (as more fully described in 21 CFR 314.50 et seq. or its successor regulation), or any amendment or supplement thereto, with respect to a Program Compound or Product for an Indication, submitted to the FDA.

“Net Sales” shall mean the gross amount invoiced for sales of Product by Selling Persons to Third Parties, less the following deductions from such gross amounts to the extent attributable to such Product and to the extent actually incurred, allowed, accrued or specifically allocated:

(a) trade, cash and quantity discounts actually given;

(b) price reductions or rebates, retroactive or otherwise, or charge backs actually granted or paid to Governmental Authorities, group purchasing organizations, Third Party payors (including managed health care organizations) or trade customers;

(c) amounts repaid or credited by reason of rejections, defects, return goods allowance, recalls or returns;

(d) reasonable and customary freight, shipping insurance and other transportation charges directly related to the sale of the Product separately stated on the invoice to the Third Party;

(e) fees for any services provided by wholesalers and warehousing chains related to the distribution of such Product; and

(f) sales, value-added, excise taxes, tariffs and duties, and other taxes and government charges directly related to the sale, to the extent that such items are included in the gross invoice price of the Product and actually borne by Selling Persons without reimbursement from any Third Party (but not including taxes assessed against the income derived from such sale);

all as determined in accordance with GAAP on a basis consistent with Purchaser’s annual audited financial statements.

The transfer of Product between or among Purchaser and its Affiliates and Selling Persons for resale (which resale will give rise to Net Sales), use in a clinical trial, or use as free marketing samples will not be considered a sale.

Upon the sale or other disposal of Product, such sale, disposal or use will be deemed to constitute a sale with the consideration for the sale being the consideration for the relevant transaction and constituting Net Sales hereunder, or if the consideration is not a monetary amount, a sale will be deemed to have occurred for a price assessed on the value of whatever consideration has been provided in exchange for the sale. Disposal of Product for or use of Product in Clinical Trials or as free samples will not give rise to any deemed sale under this definition. Such amounts will be determined from the books and records of Purchaser, its Affiliates and Selling Persons maintained in accordance with GAAP, consistently applied throughout the organization.

“Net Sales Milestone Events” shall have the meaning given to such term in Section 2.6(a).

“Notice of Claim” shall have the meaning given to such term in Section 8.4.

“Orders” shall have the meaning given to such term in Section 3.8.

“OIG” shall have the meaning given to such term in Section 3.8.

“Other Program Materials” shall mean, to the extent in the possession of or Controlled by Seller or its Subsidiaries as of the Closing, (i) all research and development reports and disclosure memoranda relating to the Program Compounds, including study reports, clinical trial related documents including consent forms, study contracts, site agreements, manuscripts and in process publications, (ii) all of the marketing and promotional documents, such as customer lists, marketing and promotional plans, documents and materials, field force training manuals and materials, and the like, to the extent relating to the Program Compounds, (iii) all worldwide safety reports with respect to the Program Compounds in existence as of the Closing, and (iv) all manufacturing information used in connection with the Program Compounds.

“Party” shall mean Seller or Purchaser, individually, as the context so requires, and the term “Parties” shall mean collectively, Seller and Purchaser.

“Patent Files” shall mean, with regard to a Program Patent: (a) the complete file histories for such Program Patent in the possession of Seller; and (b) all files relating to such Program Patent that are held or maintained on Seller’s behalf by Seller’s outside patent counsel, Phillips Ormonde Fitzpatrick, including all contents of such files.

“Patents” shall mean all United States and foreign patents and applications, including any and all divisionals, continuations and continuations-in-part of the patents and patent applications therefor and reissues, reexaminations, restorations (including supplemental protection certificates) and extensions thereof.

“Permitted Liens” shall mean any: (a) liens for current Taxes not yet due and payable or that are otherwise not material; (b) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies, and other like liens arising in the ordinary course of business and consistent with past practices for sums not yet due and payable or which are being contested in good faith; and (c) liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods.

“Person” shall mean an individual, corporation, partnership, limited partnership, limited liability company, limited liability partnership, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder), trust, association, entity or government or political subdivision, agency or instrumentality of a government.

“Phase 2 Trial” shall mean a human clinical trial that would satisfy the requirements for a Phase 2 study as defined in 21 CFR § 312.21(b) (or its successor regulation).

“Phase 3 Milestone Event” shall have the meaning given to such term in Section 2.6(a).

“Phase 3 Trial” shall mean a human clinical trial that would satisfy the requirements for a Phase 3 study as defined in 21 CFR § 312.21(c) (or its successor regulation).

“Pivotal Trial” shall mean, with respect to a Product, a Phase 2 Trial of such Product that is intended to form the primary basis of an efficacy claim in an NDA submission and/or is the subject of a special protocol assessment agreement with the FDA.

“Pricing Approval” shall mean, with respect to a Product in a country or jurisdiction, the approval, agreement, determination or governmental decision establishing the price or level of reimbursement for such Product, if legally required in the relevant country or jurisdiction before any sale of such Product may occur in such country or jurisdiction.

“Product” shall mean any pharmaceutical product containing or comprising any Program Compound, whether or not as the sole active ingredient and in any dosage, form or formulation.

“Program” shall mean: (a) in the case of Seller, all of Seller’s and its Subsidiaries’ activities (including activities performed by any Third Party on behalf of Seller) directed to the Development and manufacture (including synthesis, formulation, finishing or packaging), use, offer for sale, sale, import or other Exploitation of the Program Compounds, up to the Closing Date; and (b) in the case of Purchaser, all of Purchaser’s and its Affiliates’ and Third Party licensees’ activities (including activities performed by any Third Party on behalf of any of them) directed to the Development and manufacture (including synthesis, formulation, finishing or packaging), use, offer for sale, sale, import or other Exploitation of the Program Compounds following the Closing Date.

“Program Compound” shall mean: (a) SB939, SB1304, SB1354 and SB1502; (b) any compound claimed generically or specifically or otherwise covered in any of the Program Patents; and (c) any derivative, analog, salt, hydrate, solvate, ester, polymorph, isomer, regioisomer or stereoisomer (including enantiomer and diastereoisomer) of any compound described in clause (a) or (b) above, whether existing on the Closing Date or generated or synthesized by or on behalf of Purchaser or any of its Affiliates or licensees after the Closing.

“Program Know-How” shall mean Know-How not included in the Program Patents, which Know-How is: (a) Controlled by Seller or its Subsidiaries immediately prior to the Closing; and (b) directed to the Development, manufacture (including synthesis, formulation, finishing or packaging), use, offer for sale, sale, import or other Exploitation of any Program Compound and/or Product, including the Clinical Data; but excluding, in any event, any Know-How that is an Excluded Asset.

“Program Notebooks” shall mean true and complete copies of those portions of the Laboratory Notebooks that relate to the Program Compounds and/or Products, excluding any portion of the Laboratory Notebooks relating to any compound that is not a Program Compound.

“Program Patents” shall mean inventions, applications, and patents set forth in Exhibit C and any and all applications filed in any country based thereon, including applications in countries other than the country of priority filing under the provisions of any international convention; any and all patents, including reissues and extensions thereof, obtained in any country upon said inventions; any and all continuing applications, including divisional, continuation and continuation-in-part applications; any substitute applications; all prior applications disclosing said inventions to which the present application claims priority; and to any other applications claiming the benefit of said prior applications.

“Program Technology” shall mean the Program Patents and the Program Know-How.

“Proprietary Compound” shall mean any composition of matter, other than a Program Compound, that is covered by a valid claim (provided that, a valid claim shall mean a Valid Claim with the term “Program Patent” replaced with “patent or patent application”), and is not covered by a Program Patent.

“Purchased Assets” shall have the meaning given to such term in Section 2.1.

“Purchase Price” shall have the meaning given to such term in Section 2.5.

“Purchaser Common Stock” shall mean Purchaser’s Common Stock, par value Common Stock, $0.00000002.

“Purchaser Series A Preferred Stock” shall mean Purchaser’s Series A Convertible Preferred Stock, par value $0.01.

“Purchaser Series B Preferred Stock” shall mean Purchaser’s Series B Preferred Stock, par value $0.01.

“Purchaser” shall have the meaning given to such term in the preamble of this Agreement.

“Purchaser SEC Reports” shall have the meaning given to such term in Section 4.7(a).

“Purchaser Indemnitees” shall have the meaning given to such term in Section 8.2.

“Regulatory Approval” shall mean, with respect to a Product in a country or jurisdiction, (a) Marketing Approval, and (b) all Pricing Approvals with respect to such Product in such country or jurisdiction.

“Regulatory Authority” shall mean any regulatory agency, ministry, department or other governmental body having authority in any country or region to control the development, manufacture, marketing, and sale of Products, including the FDA and EMA.

“Regulatory Materials” shall mean all U.S. and foreign regulatory applications, filings, submissions and approvals (including all INDs and NDAs, and foreign counterparts thereof, and all Regulatory Approvals) for Program Compounds and/or Products, and all correspondence with the FDA and other Governmental Authorities relating to the Program Compounds and/or Products or any of the foregoing regulatory applications, submissions and approvals; that, in each case, are in the possession of or Controlled by, or held by or for Seller or its Subsidiaries at the Closing Date, whether generated, filed or held by or for Seller or its Subsidiaries.

“Regulatory Milestone Events” shall have the meaning given to such term in Section 2.6(a).

“Representatives” shall mean directors, officers, members, managers, employees, attorneys, accountants, representatives and other agents.

“Retained Liabilities” shall have the meaning given to such term in Section 2.4.

“Second EU Indication” shall have the meaning given to such term in Section 2.6(a).

“SB1304” shall mean the compound designated by Seller as “SB1304,” the structure of which is described in Exhibit E.

“SB1354” shall mean the compound designated by Seller as “SB1354,” the structure of which is described in Exhibit E.

“SB1502” shall mean the compound designated by Seller as “SB1502,” the structure of which is described in Exhibit E.

“SB939” shall mean the compound designated by Seller as “SB939,” the structure of which is described in Exhibit E.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning given to such term in the preamble of this Agreement.

“Seller Disclosure Schedules” shall have the meaning given to such term in the first paragraph of Article 3.

“Seller Indemnitees” shall have the meaning given to such term in Section 8.3.

“Selling Person” shall mean, with respect to a Product, Purchaser and its Affiliates and each licensee or sublicensee of rights to sell such Product.

“Set-Off Right” shall have the meaning given to such term in Section 8.5.

“Subsidiary” shall mean any Person of which a majority of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by Seller.

“Surviving Person” shall have the meaning given to such term in Section 2.6(c).

“Taxes” shall mean: (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind, imposed by any taxing authority, including taxes or other charges on, measured by, or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, value added, good and services, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, escheat, unclaimed property, real or personal property or net worth; taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (ii) any Liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, combined, consolidated or unitary group for any taxable period; (iii) any Liability for the payment of amounts of the type described in (i) or (ii) as a result of being a transferee of, or a successor in interest to, any Person or as a result of an express or implied obligation to indemnify any Person; and (iv) any and all interest, penalties, additions to tax and additional amounts imposed in connection with or with respect to any amounts described in (i), (ii) or (iii).

“Tax Return” shall mean any return, report, statement, form or other documentation (including any additional or supporting material and any amendments or supplements) filed or maintained, or required to be filed or maintained, with respect to or in connection with the calculation, determination, assessment or collection of any Taxes.

“Third Party” shall mean any Person other than Seller or Purchaser or an Affiliate of Seller or Purchaser.

“Third Party Acquiror” shall have the meaning given to such term in Section 7.2(a).

“Third Party Claim” shall have the meaning given to such term in Section 8.4(b).

“Transaction Documents” shall mean, collectively, this Agreement, the Assignment and Assumption Agreement, the Patent Assignment and the Registration Rights Agreement.

“Transaction Value” shall have the meaning set forth in Section 2.5.

“Update Report” shall have the meaning set forth in Section 2.6(c).

“Valid Claim” shall mean any claim in any unexpired and issued Program Patent that has not been disclaimed, revoked or held invalid or unenforceable by a decision of a court or other governmental agency of competent jurisdiction from which no appeal can be taken, or with respect to which an appeal is not taken within the time allowed for appeal, and that has not been disclaimed or admitted to be invalid or unenforceable through reissue, disclaimer or otherwise, or (b) any claim of a pending patent application within the Program Patents that has not been abandoned, finally rejected or expired without the possibility of appeal or re-filing, nor pending for five (5) or more years.

1.2 Interpretation. Unless the context otherwise requires, the terms defined in Section 1.1 shall have the meanings herein specified for all purposes of this Agreement, applicable to both the singular and plural forms of any of the terms defined herein. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

ARTICLE 2

PURCHASE & SALE OF PURCHASED ASSETS

2.1 Purchased Assets. Subject to the terms and conditions of this Agreement, at the Closing, Seller shall, or shall cause one or more of its Subsidiaries to, sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from Seller, free and clear of all Liens other than the Assumed Liabilities and Permitted Liens, all of Seller’s and its Subsidiaries’ right, title and interest in and to all of the following (collectively, the “Purchased Assets”):

(a) The Program Compounds;

(b) All Program Technology and any Copyrights Controlled by Seller or its Subsidiaries immediately prior to the Closing in publications primarily related to the Program Compounds, and/or Products and/or the Program, and all rights to sue for or assert claims against and remedies against past, present or future infringements of the foregoing and rights of priority and protection of interests therein and to retain any and all amounts therefrom except any Excluded Assets;

(c) All Regulatory Materials, including the items listed on Schedule 2.1(c);

(d) All Inventory, including, the items listed on Schedule 2.1(d), but excluding any Inventory not manufactured in accordance with current good manufacturing practices;

(e) All Patent Files with respect to the Program Patents;

(f) All Program Notebooks, including the information contained therein;

(g) All Other Program Materials; and

(h) all rights and claims to the extent relating to the items described in paragraphs (a) through (g) of this Section 2.1 or to any Assumed Liability, and all warranties, indemnities and similar rights in favor of Seller or any of its Subsidiaries to the extent related to any such Purchased Asset or any Assumed Liability.

2.2 Excluded Assets. Notwithstanding anything to the contrary contained in Section 2.1 or elsewhere in this Agreement, the following (collectively, the “Excluded Assets”) shall not be part of the sale and purchase contemplated hereunder, are excluded from the Purchased Assets, and shall remain the property of Seller after the Closing:

(a) All assets not specifically listed in Section 2.1;

(b) All assets (including Intellectual Property) of the Seller used in the Seller’s businesses and programs directed to the Development, manufacture, use, sale, offer for sale, import or other Exploitation of compounds other than the Program Compounds, including, without limitation, the Laboratory Notebooks, but excluding the information contained in the Program Notebooks (which information is included in the Purchased Assets);

(c) All rights of Seller under this Agreement and the Transaction Documents;

(d) All minute books and corporate seals, stock books, Tax Returns and similar records of Seller;

(e) Accounts Receivable;

(f) All cash, cash equivalents on hand or in bank accounts and short term investments, marketable securities and inter-company accounts receivable;

(g) Any prepayment, refund, claim, offset or other right of Seller with respect to any Tax arising or resulting from or in connection with the ownership of the Purchased Assets or operation of the Program attributable to any Tax period ending on or prior to the Closing Date, or, in the case of any Tax period which includes but does not end on the Closing Date, the portion of such period up to and including the Closing Date;

(h) All other accounts or notes receivable of Seller with respect to the Program that were earned prior to the Closing Date;

(i) All leasehold interests and, other than the Purchased Assets, all biological or chemical materials, machinery, equipment, furniture, furnishings, fixtures and other tangible property;

(j) All claims and counterclaims relating to Excluded Liabilities or Excluded Assets;

(k) All rights under insurance policies, including, without limitation, all claims, refunds and credits due or to become due under such policies; and

(l) The claims, remedies, rights, consideration (including contractual and escrow rights) or any other right related to any of the foregoing of Seller pursuant to this Agreement.

2.3 Assumed Liabilities. Except for the Assumed Liabilities, Purchaser shall not, by virtue of its purchase of the Purchased Assets, assume or become responsible for any Liabilities of Seller or any other Person in connection with this Agreement. Upon and subject to the terms, conditions, representations and warranties of Seller contained herein, and subject to Section 2.4, Purchaser hereby assumes and agrees to pay, perform, and discharge in a timely manner when due, any Liabilities:

(a) arising out of or relating to the prosecution, ownership, operation, maintenance, sale, lease or use of the Purchased Assets or the operation of the Program by or on behalf of Purchaser after the Closing Date;

(b) for Taxes (i) related to the Purchased Assets or the operation of the Purchased Assets that are attributable to any taxable period (or portion thereof) beginning after the Closing Date or (ii) which are the responsibility of Purchaser under Section 2.11; and

(c) which the Purchaser specifically assumes pursuant to the terms of this Agreement;

(collectively, the “Assumed Liabilities”).

2.4 Retained Liabilities. Except for the Assumed Liabilities, Purchaser shall not assume, and shall have no Liability for, any Liabilities of Seller or its Subsidiaries of any kind, character or description, whether accrued, absolute, contingent or otherwise (including any Liability for (i) broker’s or finder’s fees or commissions or similar payments to any agent, broker, investment banker or other Person retained by Seller or any of its Subsidiaries in connection with the Acquisition or any of the other transactions contemplated by this Agreement, or (ii) any matter relating to Seller’s or its Subsidiaries’ ownership, use or operation of the Purchased Assets on or prior to the Closing), it being understood that Purchaser is expressly disclaiming any express or implied assumption of any Liabilities other than the Assumed Liabilities (collectively, the “Retained Liabilities”).

2.5 Purchase Price; Payment of Purchase Price. The aggregate consideration for the Purchased Assets shall be (i) the assumption of the Assumed Liabilities; (ii) an amount in Purchaser Common Stock with a Transaction Value equal to five hundred thousand U.S. dollars ($500,000) (the “Closing Stock Payment”), and (iii) the Milestone Payments and Contingent Earnouts that become due pursuant to Section 2.6 (collectively, the “Purchase Price”). The value (the “Transaction Value”) of Purchaser Common Stock issued for the purpose of the Closing Stock Payment or any Milestone Payment shall be determined based on the five (5) day volume weighted average purchase price for shares of Purchaser Common Stock on the NASDAQ Capital Market on the five (5) trading days immediately prior to (a) the signing of this Agreement in the case of the Closing Stock Payment, or (b) the achievement of the applicable Milestone Event in the case of a Milestone Payment; in each case, as determined by reference to Bloomberg. The shares of Purchaser Common Stock comprising the Closing Stock Payment will not be registered at the Closing under the Securities Act, but such shares and all shares of Purchaser Common Stock payable in connection with the achievement of Milestone Events will be covered by a Registration Rights Agreement between Purchaser and Seller, in the form attached hereto as Exhibit D, to be executed and delivered at Closing.

2.6 Milestone Payments.

(a) Milestone Events. Upon the first achievement of each of the events set forth in the table below (each, a “Milestone Event”), whether achieved by Purchaser or any of its Affiliates or Selling Persons, Purchaser shall pay to Seller the amount set forth opposite such Milestone Event in the table below (each such payment, a “Milestone Payment”) in accordance with Section 2.6(b). Except as otherwise indicated, all such amounts shall be in cash. Each of the Milestone Payments set forth below shall be payable only one time. All Milestone Payments are non-refundable and non-creditable. Milestone Events (A) through (G) set forth in the table below are referred to in this Agreement as “Regulatory Milestone Events”; and Milestone Events (H) through (M) set forth in the table below are referred to in this Agreement as “Net Sales Milestone Events.” For the avoidance of doubt, no amounts shall be due for subsequent or repeated achievements of such Milestone Event, whether for the same or a different Program Compound, Product or Indication.

Milestone Event	Milestone Payment
Regulatory Milestone Events

(A) First dosing of a patient in a Phase 3 Trial or other Pivotal Trial of a Product for any Indication (the “Phase 3 Milestone Event”)	$200,000 plus an amount in Purchaser Common Stock with a Transaction Value equal to $500,000 (the “Milestone Stock Payment”)

(B) First FDA approval of an NDA for a Product for any Indication (the “First US Indication”)	$15,000,000

(C) First FDA approval of an NDA for a Product for any Indication other than the First US Indication	$7,500,000

(D) The earlier of: (x) first receipt of Regulatory Approval in the earlier of (i) the EU, or (ii) any two of England, France, Germany, Italy or Spain, for a Product for any Indication (the “First EU Indication”); or (y) the earlier of (i) First Commercial Sale of a Product in the EU after receipt of Marketing Approval in the EU for the First EU Indication, or (ii) First Commercial Sale of a Product in any two of England, France, Germany, Italy or Spain after receipt of Marketing Approval in such two countries for the First EU Indication	$10,000,000

(E) The earlier of: (x) first receipt of Regulatory Approval in the earlier of (i) the EU, or (ii) in any two of England, France, Germany, Italy or Spain, for a Product for any Indication other than the First EU Indication (the “Second EU Indication”); or (y) the earlier of (i) First Commercial Sale of a Product in the EU after receipt of Marketing Approval in the EU for the Second EU Indication, or (ii) First Commercial Sale of a Product in any two of England, France, Germany, Italy or Spain after receipt of Marketing Approval in such two countries for the Second EU Indication	$5,000,000

(F) First receipt of Regulatory Approval in Japan for a Product for any Indication (the “First Japan Indication”)	$4,500,000

(G) First receipt of Regulatory Approval in Japan for a Product for any Indication other than the First Japan Indication	$2,500,000

Net Sales Milestone Events

(H) First calendar year in which aggregate Net Sales of all Products in the U.S., Canada and Mexico exceed $100 million	$5,000,000

(I) First calendar year in which aggregate Net Sales of all Products in the U.S., Canada and Mexico exceed $250 million	$12,500,000

(J) First calendar year in which aggregate Net Sales of all Products in the EU exceed $50 million	$2,500,000

(K) First calendar year in which aggregate Net Sales of all Products in the EU exceed $125 million	$6,000,000

(L) First calendar year in which aggregate Net Sales of all Products in Japan exceed $25 million	$1,000,000

(M) First calendar year in which aggregate Net Sales of all Products in Japan exceed $60 million	$3,000,000

(b) Notice and Payment. No later than five (5) Business Days after the occurrence of each Regulatory Milestone Event, Purchaser shall: (i) provide written notice to Seller of the occurrence of such Regulatory Milestone Event; and (ii) subject to Section 2.6(d), pay the corresponding Milestone Payment by wire transfer of immediately available funds to an account specified by Seller. No later than forty-five (45) days after the end of the calendar quarter in which each Net Sales Milestone Event occurs, Purchaser shall: (x) provide written notice to Seller of the occurrence of such Net Sales Milestone Event; and (y) pay the corresponding Milestone Payment by wire transfer of immediately available funds to an account specified by Seller.

(c) Diligence. Purchaser shall use commercially reasonable efforts to cause all of the Milestone Events to be achieved. For purposes of this Section 2.6(c), the term “commercially reasonable efforts” means, with respect to Purchaser’s efforts to achieve the Milestone Events, the level of efforts consistent with the efforts and resources a pharmaceutical company of similar size and situation in the exercise of its reasonable business judgment typically devotes to its own product candidates of similar market potential, at a similar stage in development or product lifecycle, taking into account the stage of development or product lifecycle or other of Purchaser’s product candidates, safety and efficacy, product profile, cost of goods, the competitiveness of the marketplace, Purchaser’s patent position with respect to such product (including Purchaser’s ability to obtain or enforce, or have obtained or enforced, such patent rights), the third-party patent landscape relevant to the product, the regulatory structure involved, the likelihood of regulatory approval, the anticipated or actual profitability of the applicable product, and other technical, legal, scientific and medical considerations. Seller acknowledges that Purchaser will need to raise additional capital in order to pursue the Program. Nothing in this Agreement shall be construed to require Purchaser to pursue the Program in priority to any of Purchaser’s other programs and product candidates. Until the earlier of (i) the termination of diligence obligations pursuant to this Section 2.6(c) and (ii) First Commercial Sale of a Product in each of the United States and the EU, Purchaser shall send to Seller a status report regarding the development, manufacture and commercialization of Program Compounds and Products, including the status of efforts to achieve the Milestone Events, in January and June of each year (each such report, an “Update Report”), with the first such Update Report due in January 2013. Within thirty (30) days after receipt of an Update Report, if Seller requests a meeting, upon reasonable notice during regular business hours, with representatives of Purchaser to discuss such report, Purchaser shall use its Commercially Reasonable Efforts to make available for such a meeting those of its employees and representatives as are responsible for the applicable activities set forth in the Update Report. Purchaser’s obligations under this Section 2.6(c) shall terminate and be of no further effect as of expiration of all Contingent Earnouts obligations of Purchaser under Section 2.5, provided that if there has been no commercial sale of a Product before expiration of the last-to-expire Valid Claim of the Program Patents, then Purchaser’s obligations under this Section 2.6(c) shall terminate and be of no further effect as of expiration of the last-to-expire Valid Claim of the Program Patents.

(d) Phase 3 Milestone Event Payment. Purchaser may pay the Milestone Stock Payment through the issuance of shares of Purchaser Common Stock; provided, that, at the time of any such issuance, (i) such shares have been registered for resale under the Securities Act pursuant to a registration statement on Form S-3 filed by Purchaser (the “Form S-3”), at Purchaser’s sole expense, (ii) the Form S-3 is effective under the Securities Act and is not the subject of any stop order or proceedings seeking a stop order, and (iii) Purchaser Common Stock is listed for trading on the NASDAQ Capital Market. In the event Purchaser Common Stock is not listed on the NASDAQ Capital Market or another national securities exchange at the time of achievement of the Phase 3 Milestone Event, the Milestone Stock Payment shall be paid entirely in a cash payment equal to five hundred thousand U.S. dollars ($500,000). In addition, if any issuance of Purchaser Common Stock pursuant to this Article 2 would require stockholder approval under the rules of the NASDAQ Capital Market or any other securities exchange on which the shares are then listed, and such approval has not been obtained, then the applicable Closing Stock Payment or Milestone Stock Payment shall be paid entirely in cash.

(e) Survival. The obligations set forth in this Section 2.6 shall survive the Closing.

2.7 Contingent Earnouts.

(a) Contingent Earnout Rate. In addition to the Milestone Payments, Purchaser will pay to Seller payments in the amount of two percent (2%) of Net Sales of Products (“Contingent Earnouts”); provided, however, that no Contingent Earnouts shall be payable with respect to Net Sales of a Product in a country if: (i) such Product is not Covered by a Valid Claim in such country; and (ii) no Clinical Data is included in the regulatory filings for such Product in such country; provided, further, however, if the Product is a Combination Product, Purchaser will pay to Seller Contingent Earnouts in the amount of one and one half percent (1.5%) of Net Sales of such Combination Product.

(b) Contingent Earnout Term. Contingent Earnouts shall be payable on a Product-by-Product and country-by-country basis, from First Commercial Sale of a Product in a country until the later of (i) expiration or invalidation of the last Valid Claim that Covers such Product in such country, and (ii) ten (10) years after the First Commercial Sale of such Product in such country (in each case, the “Contingent Earnout Term”).

(c) Contingent Earnout Reports and Payment. Within forty-five (45) days after the end of each calendar quarter, Purchaser shall deliver to Seller a written report indicating, on a Product-by-Product and country-by-country basis, gross sales and Net Sales (including deductions, itemized by major category), a calculation of the Contingent Earnouts due on such Net Sales, and the prices and the number of units of Product sold. Such amounts shall be expressed in U.S. dollars, and such reports shall include the rates of exchange used to convert to U.S. dollars from the currency in which such sales were made or payments received. Contingent Earnouts due to Seller will be paid on the date of delivery of such report.

(d) Survival. The obligations set forth in this Section 2.7 shall survive the Closing.

2.8 Payments; Audits.

(a) Exchange Rate; Manner and Place of Payment. Except for the Closing Stock Payment and the Milestone Stock Payment, all payments hereunder shall be payable in U.S. dollars. With respect to each quarter, for countries other than the United States, whenever conversion of payments from any foreign currency shall be required, such conversion shall be made at the rate of exchange used throughout the accounting system of Purchaser and its Affiliates for such quarter. All payments owed under this Agreement shall be made by wire transfer to a bank and account designated in writing by Seller, unless otherwise specified in writing by Seller.

(b) Responsibility for Payments. Purchaser shall not consolidate with or merge into any other Person, assign, convey or transfer its properties and assets substantially as an entirety to any Person or assign, convey or transfer substantially all the Purchased Assets or substantially all the assets of the Program as operated by Purchaser following the Closing Date, to any Person, unless: (i) the Person formed by such consolidation or into which Purchaser is merged or the Person that acquires by conveyance or transfer, the properties and assets of Purchaser (the “Surviving Person”) has expressly assumed the obligation to pay all Contingent Earnouts and each previously unpaid Milestone Payment when due and the obligation to perform every other surviving duty and covenant of Purchaser under this Agreement; provided, however, that any such Person that receives rights in respect of one or more geographic regions, but not the entire world, will not be liable for the payment of Contingent Earnouts with respect to Net Sales outside of such geographic region(s) or for Milestone Events occurring outside of such geographic region(s); and (ii) in the event Purchaser conveys, transfers, licenses or leases its properties and assets in accordance with the terms and conditions of this Section 2.6(c), Purchaser shall remain liable for the payment of Contingent Earnouts when due and each previously unpaid Milestone Payment when due and the performance of every duty and covenant of Purchaser under this Agreement.

(c) Withholding. If Purchaser is required by Law to withhold Taxes of any type from the Purchase Price, Contingent Earnouts or Milestone Payments payable hereunder to Seller, Purchaser shall (i) deduct such Tax from the payment made to Seller, (ii) timely pay such Taxes for and on behalf of Seller to the proper Governmental Authority, and (iii) furnish Seller with documentation of such payment within thirty (30) days following such payment.

(d) Late Payments. In the event that any Milestone Payment or Contingent Earnouts due under this Agreement is not made when due, the payment shall accrue interest from the date due at the rate of the one-month London Interbank Offered Rate (“LIBOR”) as quoted in the Wall Street Journal (or if it no longer exists, similarly authoritative source) plus four hundred (400) basis points; provided, however, that in no event shall such rate exceed the maximum legal annual interest rate. The payment of such interest shall not limit Seller from exercising any other rights it may have as a consequence of the lateness of any payment.

(e) No Projections. Purchaser and Seller acknowledge and agree that nothing in this Agreement shall be construed as representing an estimate or projection of anticipated sales of any Product, and that the Net Sales levels set forth in Section 2.6 or elsewhere in this Agreement or that have otherwise been discussed by the parties are merely intended to define the Milestone or Contingent Earnout obligations to Seller in the event such Net Sales levels are achieved. PURCHASER MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS OR IMPLIED, THAT IT WILL BE ABLE TO SUCCESSFULLY COMMERCIALIZE ANY PRODUCT OR, IF COMMERCIALIZED, THAT ANY PARTICULAR NET SALES LEVEL OF SUCH PRODUCT WILL BE ACHIEVED.

2.9 Allocation of Purchase Price. The Purchase Price shall be allocated in accordance with Schedule 2.9. The parties hereto further agree that: (a) the agreed upon allocation of Purchase Price shall be used in filing all Tax Returns; and (b) they will not take any position inconsistent with such allocation upon any examination of any such Tax Return, in any refund claim or in any tax litigation.

2.10 Closing. The consummation of the purchase and sale of the Purchased Assets and the Assumption of the Assumed Liabilities in accordance with this Agreement (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, no later than two (2) Business Days following the date on which the conditions set forth in Sections 6.1 and 6.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing but subject to the fulfillment or waiver of those conditions) or at such other time and place as the parties hereto may mutually agree. The date of the Closing shall be referred to as the “Closing Date.”

2.11 Tax Matters; Transfer Taxes. Seller shall reimburse Purchaser for any amount required to be withheld under applicable Law, excluding interest and penalties (to the extent the Purchaser does not so withhold). All federal, state, local or foreign or other excise, sales, use, value added, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar taxes and fees that maybe imposed or assessed as a result of the Transaction, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties (“Transfer Taxes”), shall be borne equally by Purchaser and Seller on a timely basis. Any Tax Returns that must be filed in connection with

Transfer Taxes shall be prepared and filed by Seller, at its expense, and Seller will use its commercially reasonable best efforts to provide such Tax Returns to Purchaser at least ten (10) Business Days prior to the date such Tax Returns are due to be filed. Seller shall provide Purchaser with an IRS Form W-8 BEN.

2.12 Set-off. Purchaser shall have the set-off rights set forth in Section 8.5 in respect of the Contingent Earnouts and Milestone Payments.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that the statements contained in this Article 3 are true and correct as of the date of this Agreement and as of the Closing Date, except as specifically disclosed in a document of even date herewith and delivered by Seller to Purchaser referring to the representations and warranties in this Agreement (the “Seller Disclosure Schedules”).

3.1 Organization and Qualification. Seller is a private limited company duly organized, validly existing and in good standing under the Laws of Singapore, and has all requisite power and authority to own, operate or lease the Purchased Assets, and to carry on the Program in all material respects as currently conducted. Neither Seller nor any Subsidiary of Seller is affiliated with or owns any interest in SBIO Holdings Corporation.

3.2 Authority Relative to this Agreement. Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition. The execution, delivery and performance of this Agreement and the other Transaction Documents by Seller and the consummation by Seller of the Acquisition have been duly and validly authorized by all necessary corporate action of Seller, and no other corporate action on the part of Seller is necessary to authorize this Agreement and the other Transaction Documents or to consummate the Acquisition. This Agreement and the other Transaction Documents have been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other Parties hereto, each such agreement constitutes a legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to the effect of any applicable bankruptcy, moratorium, insolvency, reorganization or other similar law affecting the enforceability of creditors’ rights generally and to the effect of general principles of equity which may limit the availability of remedies (whether in a proceeding at Law or in equity) (collectively, the “Bankruptcy Exception”).

3.3 No Conflict. Except as set forth on Schedule 3.3 of the Seller Disclosure Schedules, the execution and delivery of this Agreement and the other Transaction Documents by Seller do not, and the performance by Seller of its obligations hereunder and the consummation of the Acquisition and the transactions contemplated by the other Transaction Documents will not: (a) conflict with or violate any provision of the organizational documents of Seller or any of its Subsidiaries; (b) conflict with or violate any Law or Order applicable to Seller or by which any of the Purchased Assets or Seller is bound or affected; or (c) result in any breach of or constitute a default (or an event which with the giving of notice or lapse of time or both would reasonably be expected to become a default) under any Contract to which Seller is a party or by which any of the Purchased Assets are bound, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the Purchased Assets.

3.4 Required Filings and Consents. The execution and delivery of this Agreement and the other Transaction Documents by Seller do not, and the performance by Seller of its obligations hereunder and thereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Seller with or notification by Seller to, any Governmental Authority or any Third Party.

3.5 Title to Purchased Assets. Seller has good, valid and marketable title to the Purchased Assets free and clear of all Liens other than Permitted Liens. The Purchased Assets constitute all of the assets (including Intellectual Property) owned or Controlled by Seller and/or its Subsidiaries that are primarily used or held by Seller and/or its Subsidiaries for use in, or are necessary for, the Program, except that Seller will retain the Laboratory Notebooks (it being understood that the information contained in the Program Notebooks is included in the Purchased Assets). Neither Seller nor any Subsidiary has granted any security interests, whether registered or unregistered in or to the Purchased Assets.

3.6 Intellectual Property.

(a) Disclosure and Ownership of Seller Patents. Schedule 3.6(b)(i) of the Seller Disclosure Schedules lists all of the Program Patents existing as of the date of this Agreement, setting forth in each case the jurisdictions in which the Program Patents have been filed. Seller is the sole and exclusive owner of, and has good, valid and marketable title to, free and clear of all Liens (other than Permitted Liens), the Program Patents.

(b) Disclosure of Agreements.

(i) Schedule 3.6(b)(i) of the Seller Disclosure Schedules lists any existing Contract:

(1) granting any Person any right to make, manufacture, use, sell or otherwise distribute any Program Compound, with or without the right to sublicense the same;

(2) granting any Person any license under, any covenant not to assert/sue or other immunity from suit under, or any other rights to, any Program Technology;

(3) by which Seller or any of its Subsidiaries is assigned or granted an ownership interest in any Program Technology; or

(4) limiting Seller’s or any of its Subsidiaries’ ability to transact business exclusively related to the Program Technology or Program Compounds in any market, field or geographical area or with any Person, or that restricts the use, sale, transfer, delivery or licensing of the Program Technology or Program Compounds, including without limitation any covenant not to compete;

provided, however, that Schedule 3.6(b)(i) of the Seller Disclosure Schedules need not list (1) non-disclosure agreements, (2) materials transfer agreements on customary terms, (3) licenses for off-the-shelf software or generally available software, and (4) invention assignment agreements with employees, consultants and contractors that assign or grant to Seller or any of its Subsidiaries ownership of inventions and intellectual property developed in the course of providing services to Seller or any of its Subsidiaries by such employees, consultants and contractors.

(ii) Royalties. Except as set forth in Schedule 3.6(b)(ii) of the Seller Disclosure Schedules, neither Seller nor any of its Subsidiaries’ is a party to any Contract or subject to any Order obligating Seller or any of its Subsidiaries to pay any royalties, license fees or other amounts to any Person by reason of the ownership, use, exploitation, practice, sale or disposition of Program Technology or any Program Compound.

(c) No Third Party Rights in Program Technology. Except as set forth in Schedule 3.6(c) of the Seller Disclosure Schedules:

(i) No Employee Ownership. No current or former officer, director, employee, consultant or independent contractor of Seller or any of its Subsidiaries has any right, title or interest in, to or under any Program Technology developed by such person in the course of providing services to Seller that has not been either (A) irrevocably assigned or transferred to Seller or any of its Subsidiaries or (B) licensed (with the right to grant sublicenses) to Seller or any of its Subsidiaries under an exclusive, irrevocable, worldwide, royalty-free, fully-paid and assignable license.

(ii) No Third Party Claims. Neither Seller nor any of its Subsidiaries has received any written communication from any Person claiming or alleging, nor is Seller or any of its Subsidiaries a party to any pending and served proceeding or, to Seller’s Knowledge, any pending but not served proceeding, in which any Person is claiming or alleging, that it has any right, title or interest in, to or under any Program Technology or that Seller’s use, transfer, sale or licensing of the Program Technology is restricted in any manner.

(iii) No Restrictions. Neither Seller nor any of its Subsidiaries is subject to any outstanding decree, order, judgment or stipulation restricting in any manner the use, transfer, sale or licensing of the Program Technology.

(d) Patents. Except as set forth in Schedule 3.6(d) of the Seller Disclosure Schedules:

(i) Proper Filing. All Program Patents listed in Schedule 3.6(b)(i) of the Seller Disclosure Schedules have been duly filed and maintained, including the timely submission of all necessary filings and fees in accordance with the legal and administrative requirements of the appropriate Governmental Authority, and have not lapsed (other than lapsed provisional applications that have been converted to non-provisional applications), expired or been abandoned.

(ii) No Challenges. Neither Seller nor any of its Subsidiaries has received any written notice of any inventorship challenge, interference, invalidity or unenforceability with respect to Program Patents.

(iii) Validity. To Seller’s Knowledge, no issued and unexpired Program Patent listed in Schedule 3.6(b)(i) of the Seller Disclosure Schedules is invalid. To Seller’s Knowledge, each U.S. patent application and issued and unexpired U.S. patent listed in Schedule 3.6(b)(i) of the Seller Disclosure Schedules was filed within one year of each invention claimed in such U.S. patent being made available to the public by Seller by printed publication, public use, or offer for sale of each invention described in such U.S. patent application or U.S. patent. To Seller’s Knowledge, each foreign patent application and issued and unexpired foreign patent listed in Schedule 3.6(b)(i) of the Seller Disclosure Schedules was filed or claims priority to a patent application filed prior to each invention claimed described in such foreign patent application or foreign patent being made available to the public by Seller.

(e) Infringement. Neither Seller nor any of its Subsidiaries has received any written communication (i) alleging that Seller’s or any of its Subsidiaries’ use of any Program Technology infringes, or constitutes contributory infringement, inducement to infringe, misappropriation or unlawful use of, the intellectual property rights of any Person, or (ii) notifying Seller or any of its Subsidiaries that the use of any Program Technology requires a license to any Person’s intellectual property rights.

(f) Confidentiality. Seller has taken all commercially reasonable and customary measures and precautions necessary to protect and maintain the confidentiality of the Program Know-How.

(g) Employee, Consultant and Contractor Agreements. Except as set forth in Schedule 3.6(g) of the Seller Disclosure Schedules, each current and former employee, consultant and contractor of Seller or any of its Subsidiaries who is or was involved in, or who has contributed to, the creation or development of any Program Technology, has executed a written agreement (i) expressly assigning to Seller all right, title and interest in any Program Technology invented, created, developed, conceived or reduced to practice by such employee, consultant or contractor; and (ii) obligating such employee, consultant or independent contractor to maintain the confidentiality of confidential Program Technology. To Seller’s Knowledge, no current or former employee, consultant or contractor is in violation of any term of any such agreement. No Government Authority, university, college or other educational or non-profit institution or research center has any claim of right to ownership of or other liens, claims or interests with respect to the Program Technology, other than Permitted Liens.

(h) No Government Funding. Except as set forth in Schedule 3.6(h) of the Seller Disclosure Schedule, no funding, facilities or personnel of any Governmental Authority were used in the creation or development of any Program Technology or Program Compound.

3.7 Contracts. Schedule 3.7 of the Seller Disclosure Schedules contains a true and accurate list of all Contracts pursuant to which Seller enjoys any right or benefit or undertakes any obligation related in any way to the Purchased Assets or the Program, other than (i) non-disclosure agreements, (ii) materials transfer agreements on customary terms,

(iii) licenses for off-the-shelf software or generally available software, and (iv) invention assignment agreements with employees, consultants and contractors that assign or grant to Seller ownership of inventions and intellectual property developed in the course of providing services to Seller by such employees, consultants and contractors. Schedule 3.7 of the Seller Disclosure Schedules identifies each such Contract requiring Seller to obtain the consent of the counterparty thereto to the consummation of the transactions contemplated hereby.

3.8 Compliance with Laws. Except as set forth on Schedule 3.8 of the Seller Disclosure Schedules, neither Seller nor any of its Subsidiaries is in conflict in any respect with or in default or violation of any material (a) order, judgment, preliminary or permanent injunction, temporary restraining order, award, citation, decree, consent decree or writ (collectively, “Orders”) of any Governmental Authority, materially affecting or relating to the Purchased Assets or the Program; or (b) except for any violation that gives rise to an Excluded Liability, Laws of any Governmental Authority, materially affecting or relating to the Purchased Assets or the Program. Except as set forth on Schedule 3.8 of the Seller Disclosure Schedules, neither Seller nor any of its Subsidiaries has received from any Governmental Authority any notification in writing with respect to possible conflicts, defaults or violations of Laws materially affecting or relating to the Purchased Assets or the Program.

3.9 Regulatory Compliance.

(a) The use and operation of the Purchased Assets and the operation of the Program by and on behalf of Seller and its Subsidiaries are in compliance in all material respects with all applicable Laws, there are no material violations of any such Laws, and neither Seller nor any of its Subsidiaries has received any written notice from the FDA or any other Regulatory Authority alleging any existing material non-compliance with any Laws applicable to the conduct of the Program.

(b) There are no pending or, to Seller’s Knowledge, threatened in writing actions by the FDA or other Regulatory Authorities which would prohibit or impede the conduct of the Program as currently conducted or contemplated to be conducted. Seller and its Subsidiaries have timely filed all forms, applications, statements, reports, data and other information required to be filed with any Regulatory Authority in connection with the conduct of the Program except where a failure to file timely would not reasonably be expected to have a Material Adverse Effect. Neither Seller nor any of its Subsidiaries has made any material false statements on, or, to Seller’s Knowledge, material omissions from, the applications, approvals, reports and other submissions Seller or any Subsidiary has made to the FDA or other Regulatory Authorities prepared or maintained to comply with the requirements of the FDA or such other Regulatory Authorities relating to the Program that would reasonably be expected to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or similar policies, or for any other Regulatory Authority to invoke any similar policies, set forth in any applicable Laws.

(c) No employee, and, to Seller’s Knowledge, no independent contractor, of Seller or its Subsidiaries has been excluded from participating in the Medicare program or any other program of a Governmental Authority. None of Seller’s or its Subsidiaries’ officers, directors, agents or management employees (as that term is defined in 42 U.S.C. § 1320a 5(b)), have been excluded from participating in the Medicare program or any other Government Program or been subject to sanction pursuant to 42 U.S.C. § 1320a 7a or 1320a 8 or been convicted of a criminal offense under the Anti-Kickback Statute (42 U.S.C. § 1320a 7b).

(d) Seller (i) is not a party to a corporate integrity agreement with the United States Office of Inspector General (“OIG”) regarding the Program, (ii) has no reporting obligations regarding the Program pursuant to any settlement agreement entered into with any Government Authority, (iii) has not made any disclosures, reports or any other filings, including disclosures or reports under the OIG’s Provider Self-Disclosure Protocol, to any Government Authority related to any violation of Law or potential violation of Law relating to the Program, (iv) to the Knowledge of Seller, has not been the subject of any government payor program investigation conducted by any federal or state enforcement agency related to the Program, (v) to the Knowledge of Seller, has not been a defendant in any qui tam/False Claims Act litigation related to the Program, and (vi) has not been served with or received any written search warrant, subpoena, civil investigative demand or contact letter from any federal or state enforcement agency related to the Program.

3.10 Clinical Studies. The preclinical studies and clinical trials of the Program Compounds conducted by or on behalf of Seller and its Subsidiaries were and, if still ongoing, are being conducted in all material respects in accordance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and all Laws and Authorizations applicable to such studies and trials, including the Federal Food, Drug and Cosmetic Act and the rules and regulations promulgated thereunder. All materials used in such trials materially complied with applicable authorization and Laws, and there have not been any material deficiencies or defects in such materials. Seller and its Subsidiaries have not received any notices or correspondence from the FDA or any other Government Authority requiring the termination, suspension or material modification of any preclinical study or clinical trial of a Program Compound conducted by or on behalf of Seller or its Subsidiaries. Neither Seller nor any of its Subsidiaries has received any communication from any Person threatening any claim or lawsuit against Seller or any of its Subsidiaries arising from the administration of a Program Compound or Product to any Person in the course of any clinical trial conducted by or on behalf of Seller or its Subsidiaries.

3.11 Inventory. The quantities of SB939 drug substance set forth in Schedule 3.11 of the Seller Disclosure Schedules are the only inventory of any Program Compound in Seller’s or any of its Subsidiaries’ possession or control.

3.12 Claims and Proceedings. Except as set forth on Schedule 3.12 of the Seller Disclosure Schedules, there is no outstanding Order of any Governmental Authority against or involving the Purchased Assets, the Assumed Liabilities or any Program Compound. To Seller’s Knowledge, and except as set forth on Schedule 3.12 of the Seller Disclosure Schedules, there is no action, arbitration, hearing, claim, counterclaim, litigation or suit (whether civil, criminal, administrative, judicial or investigative, whether public or private) or legal, administrative or arbitral proceeding or investigation, in each case, before any Governmental Authority, arbitrator or arbitration panel (collectively, “Claim”) (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened against or involving the Purchased Assets, the Assumed Liabilities or any Program Compound.

3.13 Securities Law Matters. Seller is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Exchange Act, as presently in effect. Seller understands that the shares of Purchaser Common Stock issued by Purchaser as part of the Closing Stock Payment and Milestone Stock Payment are characterized as “restricted securities” under the federal securities Laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such Laws and applicable regulations such securities may be resold without registration under the Securities Act, only in certain limited circumstances. Seller acknowledges that the Purchaser Common Stock is being purchased for investment and not with a view towards a distribution. Seller further acknowledges that Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of acquiring the Purchaser Common Stock. Seller understands that any shares issued as part of the Closing Stock Payment and the Milestone Stock Payment may bear the following or a similar legend:

“THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT REGISTRATION IS NOT REQUIRED UNDER SUCH ACT OR UNLESS SOLD PURSUANT TO RULE 144 UNDER SUCH ACT.”

3.14 No Finder. Except as set forth in Schedule 3.14 of the Seller Disclosure Schedules, no agent, broker, investment banker or other Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee from Seller or its Subsidiaries in connection with the Acquisition or any of the other transactions contemplated by this Agreement.

3.15 Absence of Certain Changes and Events. Since June 30, 2012, Seller has not experienced any event or condition, and to Seller’s Knowledge no event or condition is threatened, that, individually or in the aggregate, has had or is reasonably likely to have, a Material Adverse Effect on the Purchased Assets.

3.16 Solvency. Seller is not now insolvent and will not be rendered insolvent by the Transaction (excluding any amounts reflected as liabilities in the financial statements of Seller but which are in the nature of accrued (and undeclared) dividends on preference shares or amounts payable to preference shareholders on a redemption of preference shares in Seller or a liquidation of Seller). As used in this Section, “insolvent” means that the sum of the debts and other Liabilities of Seller (excluding any amounts reflected as liabilities in the financial statements of Seller but which are in the nature of accrued (and undeclared) dividends on preference shares or amounts payable to preference shareholders on a redemption of preference shares in Seller or a liquidation of Seller) exceeds the present fair saleable value of Seller’s assets.

3.17 Foreign Corrupt Practices. Seller does not own any securities of Purchaser. Neither Seller, nor, to the Knowledge of Seller, any agent or other Person acting on behalf of Seller, has, in connection with the Program, (i) directly or indirectly, used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to foreign or domestic political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to any foreign or domestic political parties or campaigns from corporate funds, (iii) failed to disclose fully any contribution made by Seller (or made by any person acting on its behalf of which Seller is aware) which is in violation of Law, or (iv) violated in any material respect any provision of the Foreign Corrupt Practices Act of 1977, as amended.

3.18 Taxes. Except as set forth on Schedule 3.18, (a) Seller has properly filed on a timely basis all Tax Returns that it was required to file with respect to the Purchased Assets that are required to be filed on or before the Closing, (b) all such Tax Returns are true, correct and complete in all respects and were prepared in compliance with all applicable Laws and regulations, (c) Seller has paid on a timely basis all Taxes with respect to the Purchased Assets, whether or not shown on any Tax Return, that were due and payable, (d) all Taxes that are required to have been withheld with respect to the Purchased Assets have been withheld and timely paid to the appropriate authorities in compliance with all Tax withholding provisions (including income, social security and employment Tax withholding for all types of compensation), (e) there is no lien for Taxes upon any of the Purchased Assets nor, to the Knowledge of Seller, is any taxing authority in the process of imposing any lien for Taxes on any of the Purchased Assets, other than liens for Taxes that are not yet due and payable, (f) no issues that have been raised by the relevant taxing authority in connection with any examination of the Tax Returns are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, (g) none of Seller or any of its Subsidiaries that transfer assets pursuant to this Agreement is a party to any Contract with any Person under which Seller or such Subsidiary has agreed to share any Tax Liability, (h) no transaction contemplated by this Agreement is subject to withholding, (i) none of Seller or any of its Subsidiaries that transfer assets pursuant to this Agreement has any actual or potential Liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of federal, state, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person, (j) Schedule 3.18(j) sets forth each jurisdiction in which Seller or its Subsidiaries files, is required to file or has been required to file a Tax Return or is or has been liable for any Taxes on a “nexus” basis, in each case with respect to the Purchased Assets, and (k) no claim has ever been made by a Tax authority in a jurisdiction other than those set forth on Schedule 3.18(j) asserting that any of Seller or any of its Subsidiaries is or may be subject to Taxes assessed by such jurisdiction with respect to the Purchased Assets.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller, that each of the following representations and warranties is true and correct as of the date of this Agreement and as of the Closing Date.

4.1 Organization and Qualification. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted.

4.2 Authority Relative to this Agreement. Purchaser has all necessary corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and to consummate the Acquisition. The execution and delivery of this Agreement and the other Transaction Documents by Purchaser and the consummation by Purchaser of the Acquisition have been duly and validly authorized by all necessary corporate action of the Purchaser and its board of directors, and no other corporate proceedings on the part of Purchaser are necessary to authorize this Agreement or to consummate the Acquisition. This Agreement and the other Transaction Documents have been or when executed and delivered will be duly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery by the other Parties hereto, each such agreement constitutes a legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Bankruptcy Exception.

4.3 No Conflict. The execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not: (i) conflict with or violate any provision of the Purchaser’s certificate of incorporation or bylaws, each as amended to date, or any resolutions adopted by the board of directors of Purchaser; or (ii) assuming that all filings and notifications described in Section 4.4 have been made, conflict with or violate any Law or Order applicable to Purchaser or by which Purchaser is bound or affected.

4.4 Required Filings and Consents. Except for the filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, the Exchange Act, the execution and delivery of this Agreement by Purchaser do not, and the performance by Purchaser of its obligations hereunder and the consummation of the Acquisition will not, require any consent, approval, authorization or permit of, or filing by Purchaser with or notification by Purchaser to, any Governmental Authority or any Third Party.

4.5 Claims and Proceedings. To the Purchaser’s Knowledge, there is no Claim (whether or not the defense thereof or Liabilities in respect thereof are covered by insurance), pending or threatened that could reasonably be expected to impair or delay the ability of Purchaser to effect the Closing, nor is there any Order of any Governmental Authority or arbitrator outstanding against, or, to the Purchaser’s Knowledge, investigation by any Governmental Authority that could reasonably be expected to impair or delay the ability of Purchaser to effect the Closing.

4.6 Capitalization.

(a) As of the date of this Agreement, the authorized capital stock of Purchaser consists of (i) 113,000,000 shares of Purchaser Common Stock, (ii) 100,000 shares of Purchaser Preferred Stock. As of the close of business on the day immediately preceding the date of this Agreement, (i) 20,498,946 shares of Purchaser Common Stock are issued and outstanding, (ii) zero shares of Purchaser Common Stock are held in the treasury of Purchaser, (iii) 2,500,000 shares of Purchaser Common Stock are reserved for future issuance pursuant to stock options, of which 895,980 are subject to outstanding options, 1,604,020 shares have been reserved for future option or stock grants and zero shares have been issued upon the exercise of options, (iv) 5,623,772 shares of Purchaser Common Stock are reserved for future issuance pursuant to warrants, (v) 1,000 shares of Purchaser Series A Convertible Preferred Stock are issued and outstanding, convertible into either 4,827,000 or 9,654,000 shares of the Purchaser common stock, and (vi) zero shares of Purchaser Series B Preferred Stock are issued and outstanding. Except as set forth in this Section 4.6, there are no options, warrants, convertible debt or other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Purchaser or obligating Purchaser to issue or sell any shares of capital stock of, or other equity interests in, Purchaser. All shares of Purchaser Common Stock, Purchaser Series A Preferred Stock and Purchaser Series B Preferred Stock issued and outstanding or subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, are or will (upon issuance) be duly authorized, validly issued, fully paid and non-assessable.

(b) The shares of Purchaser Common Stock to be issued pursuant to Section 2.5 or Section 2.6 will be duly authorized, validly issued, fully paid and non assessable and not subject to preemptive rights created by statute, Purchaser’s certificate of incorporation or bylaws or any agreement to which Purchaser is a party or is bound. The shares of Purchaser Common Stock to be issued pursuant to Section 2.5 (i) will be issued in a transaction exempt from registration under the Securities Act as a private placement pursuant to either Section 4(2) of the Securities Act or such other exemption from the registration requirements of the Securities Act as may be available, (ii) will, when issued, be registered or exempt from registration under applicable Blue Sky Laws and (iii) will be approved for listing on the NASDAQ Capital Market, subject to official notice of issuance.

4.7 SEC Filings; Financial Statements.

(a) Purchaser has filed all forms, reports, statements, schedules and other documents required to be filed by it with the SEC since January 1, 2011 under the Securities Act or the Exchange Act (collectively, the “Purchaser SEC Reports”). The Purchaser SEC Reports (i) at the time they were filed and, if amended, as of the date of such amendment, complied in all material respects with all applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, and (ii) did not, at the time they were filed, and, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. No Affiliate or Subsidiary of Purchaser is required to file any form, report, statement, schedule or other document with the SEC under the Securities Act or the Exchange Act in connection with the Acquisition.

(b) Each of the consolidated financial statements (including, in each case, any notes thereto) contained (or incorporated by reference) in the Purchaser SEC Reports was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of Purchaser and its consolidated Subsidiaries as at the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which are not, in the aggregate, material to Purchaser and its Subsidiaries, taken as a whole).

(c) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Purchaser SEC Reports that would reasonably be expected to delay Purchaser’s performance of its obligations under the Registration Rights Agreement. To the Knowledge of Purchaser, none of the Purchaser SEC Reports is the subject of ongoing SEC review that would reasonably be expected to delay Purchaser’s performance of its obligations under the Registration Rights Agreement. There are no inquiries or investigations by the SEC or any Governmental Authority pending or threatened regarding any accounting practices of Purchaser or any of its Subsidiaries.

(d) Purchaser maintains and has maintained a standard system of accounting established and administered in accordance with GAAP in all material respects. Purchaser and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorizations, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(e) Since January 1, 2011, neither Purchaser nor any of its Subsidiaries nor, to the Knowledge of Purchaser, any Representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

(f) For purposes of the representations and warranties in this Section 4.7, Novogen Limited, Purchaser’s majority shareholder, shall not be deemed or considered an Affiliate of Purchaser.

4.8 No Finder. Neither Purchaser nor any Person acting on behalf of Purchaser has agreed to pay to any broker, finder, investment banker or any other Person, a brokerage, finder’s or other fee or commission in connection with this Agreement or any matter related hereto, nor has any broker, finder, investment banker or any other Person taken any action on which a Claim for any such payment could be based.

4.9 Access. Purchaser and its representatives have been given full access to the assets, books, records, Contracts and employees of Seller, and have been given the opportunity to meet with officers and other representatives of Seller for the purpose of investigating and obtaining information regarding Seller’s business, operations and legal affairs, including, without limitation, the Program.

4.10 No Implied Representations. Purchaser agrees that neither Seller nor any other Person acting on behalf of Seller has made or is making any representations or warranties, express or implied, except those representations set forth in Article 3 of this Agreement. Except in the case of fraud, neither Seller nor any other Person shall be subject to any liability to Purchaser or any other Person resulting from Seller’s making available to Purchaser, or Purchaser’s use of, any information, documents or material made available to Purchaser in the due diligence materials provided to Purchaser, including in any virtual or actual “data room,” presentations (formal or informal) or in any other form in connection with this Agreement or the transactions contemplated hereby, unless any such information is expressly set forth herein in the representations set forth in Article 3 of this Agreement.

ARTICLE 5

COVENANTS

5.1 Access and Information. From the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to Article 9, subject to applicable Laws, Seller shall: (i) afford Purchaser and its Representatives reasonable access, during regular business hours and subject to reasonable notice, to the Purchased Assets and consultants of Seller with knowledge of the Purchased Assets; provided, however, that Purchaser acknowledges that Seller has no employees and may have as few as one consultant available for such purpose, and such lack of personnel shall neither constitute a breach of this Agreement by Seller nor be a condition to Purchaser’s obligation to effect the Closing; (ii) furnish Purchaser with copies of such documentation and information held by or under the control of Seller or any of its Subsidiaries and related to the Purchased Assets as Purchaser may reasonably request; and (iii) instruct the employees of Seller, and its counsel and financial advisors to cooperate with Purchaser in its investigation of the Purchased Assets. No investigation pursuant to this Section 5.1 shall alter any representation or warranty given hereunder by Seller. All information received pursuant to this Section 5.1 shall be governed by the terms of the Confidentiality Agreement. In the event that Purchaser requests any document or material pursuant to this Section 5.1 for which any attorney-client or other legal privilege is available, Seller’s obligation to provide Purchaser with access to such document or material shall be conditioned upon execution by Seller and Purchaser of an appropriate common interest and confidentiality agreement in reasonable and customary form.

5.2 Conduct of Business. During the period from the date hereof until the earlier of the Closing and the termination of this Agreement pursuant to Article 9, except as otherwise contemplated by this Agreement or as Purchaser otherwise agrees in writing in advance, Seller shall use its commercially reasonable efforts to preserve intact the Purchased Assets as in existence on the date of this Agreement. By way of amplification and not in any way limiting the prior sentence, during the period from the date hereof to the Closing, except as otherwise contemplated by this Agreement or as Purchaser shall otherwise consent (which consent shall not be unreasonably withheld or delayed), Seller shall not, and shall cause each of its Subsidiaries not to:

(a) incur, create or assume any Lien (other than Permitted Liens) on any of the Purchased Assets;

(b) sell, lease, license, transfer or dispose of any Purchased Assets;

(c) enter into any contract, arrangement or commitment related to the Purchased Assets;

(d) dispose of or permit to lapse any rights in, to or for the use of any Program Technology, or disclose to any Person not an employee any Program Technology not heretofore a matter of public knowledge, except pursuant to judicial or administrative process;

(e) settle any claims, actions, arbitrations, disputes or other Proceedings (i) that would impair the ability of Seller or any of its Subsidiaries to consummate the transactions contemplated by this Agreement and the Registration Rights Agreement, or (ii) affecting the Purchased Assets;

(f) do any other act which would cause any representation or warranty of Seller in this Agreement to be or become untrue in any material respect or intentionally omit to take any action necessary to prevent any such representation or warranty from being untrue in any material respect at such time; and

(g) authorize or enter into any agreement or commitment with respect to any of the foregoing.

In addition, Seller shall continue to take commercially reasonable and customary measures and precautions to protect and maintain the confidentiality of the Program Know-How, consistent with Seller’s past practice.

5.3 No Shop.

(a) From the date of signing of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article 9, Seller shall not and shall cause its Subsidiaries and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, encourage or entertain any inquiries or proposals, or discuss, negotiate with or enter into any understanding, arrangement or agreement, relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any portion of the Purchased Assets to any Person other than Purchaser or its Affiliates, or (ii) disclose, directly or indirectly, to any Person (other than Purchaser and its Representatives) any confidential information concerning the Purchased Assets except as necessary to comply with its obligations pursuant to this Agreement.

(b) The parties acknowledge that there may be no adequate remedy at Law for a breach of Section 5.3(a) and that money damages may not be an appropriate remedy for breach of such Section. Therefore, the parties agree that Purchaser has the right to injunctive relief and specific performance of Section 5.3(a) in the event of any breach of such Section in addition to any rights it may have for damages.

5.4 Commercially Reasonable Efforts. From the date of signing of this Agreement until the earlier of the Closing and the termination of this Agreement pursuant to Article 9, Seller and Purchaser shall cooperate and use their respective commercially reasonable efforts to fulfill as promptly as practicable the conditions precedent to the other party’s obligations hereunder, including securing as promptly as practicable any authorizations or consents required in connection with the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein, neither Purchaser nor Seller shall be required to (i) agree to sell, divest, dispose of or hold separate any assets or businesses, or otherwise take or commit to take any action that could reasonably limit their freedom of action with respect to, or their ability to retain, one or more businesses, product lines or assets, or (ii) litigate, (or defend) against any Proceeding (including any proceeding seeking a temporary restraining order or preliminary injunction) challenging any of the transactions contemplated hereby as violative of any competition Law.

5.5 Ancillary Agreement. At the Closing, each of Seller and Purchaser shall execute and deliver the Registration Rights Agreement.

5.6 Notification.

(a) Between the date of this Agreement and the earlier of the Closing and the termination of this Agreement pursuant to Article 9, Seller shall promptly notify Purchaser in writing if it becomes aware of (i) any fact, circumstance, event or action the existence, occurrence or taking of which (A) has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (B) has resulted in, or could reasonably be expected to cause, any representation or warranty made by Seller hereunder to be untrue or inaccurate in any material respect (without giving effect to any materiality or Material Adverse Effect qualification in such representation or warranty), or (C) has resulted in, or could reasonably be expected to result in, the failure of any of the conditions set forth in Article 6 to be satisfied; (ii) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement; (iii) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Registration Rights Agreement; and (iv) any Claim commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting the Purchased Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.12 or that relates to the consummation of the transactions contemplated by this Agreement and the Registration Rights Agreement. No such notification shall affect the representations or warranties of Seller, or Purchaser’s right to rely thereon, or the conditions to the obligations of Purchaser.

(b) Purchaser’s receipt of information pursuant to this Section 5.6 shall not operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement or the Registration Rights Agreement and shall not be deemed to amend or supplement the Seller Disclosure Schedules. Should any such fact or condition require any change to the Seller Disclosure Schedule, Seller shall promptly deliver to Purchaser a supplement to the Seller Disclosure Schedule specifying such change. Such delivery shall not affect any rights of Purchaser under this Agreement; provided that to the extent such update relates to a matter that occurred after the execution of this Agreement (and that should not have otherwise been set forth on the Schedules as of the execution of this Agreement) that results in any breach of any representation or warranty of Seller that but for this Section 5.6 would entitle Purchaser to not consummate the Closing (a “Termination Update”), and, to the extent such breach is not cured by Seller prior to the Closing Date, Purchaser may terminate this Agreement in accordance with Section 6.1(a). If Purchaser proceeds to consummate the Closing after receiving a Termination Update, Purchaser shall be deemed to have waived any and all rights or remedies against Seller to which Purchaser might otherwise be entitled in respect of a breach that would be cured by such Termination Update. For clarity, if Purchaser proceeds to consummate the Closing after receiving any update or information other than a Termination Update, Purchaser shall be entitled to exercise any rights or remedies pursuant to this Agreement in respect of a breach that would be cured by such update, including any rights or remedies under Article 8, and such update shall not be effective to cure and correct for any purpose any such breach of any representation, warranty or covenant which would have existed if Seller had not provided such update.

(c) Between the date of this Agreement and the Closing, Purchaser shall promptly notify Seller in writing if it becomes aware of any fact, circumstance, event or action the existence, occurrence or taking of which (i) has caused in, or would reasonably be expected to cause, any representation or warranty made by Purchaser hereunder to be untrue or inaccurate, or (ii) has caused, or would reasonably be expected to cause, any covenant or agreement of Purchaser hereunder not to be complied with. No such notification shall affect the representations or warranties of Purchaser, or Seller’s right to rely thereon, or the conditions to the obligations of Seller.

ARTICLE 6

CONDITIONS TO CLOSING

6.1 Conditions to the Obligations of Purchaser. The obligation of Purchaser to effect the Closing is subject to the satisfaction (or waiver) on or prior to the Closing of the following conditions:

(a) Representations and Warranties. No event or events shall have occurred since the date of this Agreement which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. The representations and warranties of Seller set forth in Article 3 (without giving effect to any supplement to the Seller Disclosure Schedule pursuant to Section 5.6(b)) shall be true and correct in all material respects as of the date of this Agreement to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect and in all respects to the extent such representations and warranties are so qualified, and shall be true and correct in all material respects as of the date of Closing to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect and in all respects to the extent such representations and warranties are so qualified, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date).

(b) Covenants. Seller shall have performed and complied in all material respects with all of its covenants contained in Article 5 at or before the Closing (to the extent that such covenants require performance by Seller at or before the Closing).

(c) Closing Deliverables. At the Closing, Seller shall have delivered to Purchaser the following:

(i) A duly executed Assignment and Assumption Agreement, in the form attached hereto as Exhibit A;

(ii) A duly executed Registration Rights Agreement, in the form attached hereto as Exhibit D;

(iii) A duly executed Patent Assignment in the form attached hereto as Exhibit B;

(iv) Letters addressed to KP Pharmaceutical Technology, Inc., Sai Advantium Pharma Limited and MPI Research, Inc. informing them that Purchaser is the new owner of the SB939 API, the histology slides and any information related to SB939; and

(v) The IND Letter, executed by a duly authorized officer of Seller.

(d) Consents. Any consents, approvals or filings listed in Seller Disclosure Schedules with respect to the representations of Seller in Section 3.4, shall have been obtained and shall be in full force and effect, except to the extent the failure to obtain any such consent would not, in the reasonable judgment of Purchaser, be material to the Purchased Assets or Purchaser.

(e) Seller Shareholder Approval. The Acquisition contemplated by this Agreement shall have received the requisite approval of the Seller’s shareholders.

(f) Certificate. Purchaser shall have received a certificate, signed by a duly authorized officer of Seller and dated the Closing Date, to the effect that the conditions set forth in Sections 6.1(a) and 6.1(b) have been satisfied.

(g) No Prohibition. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Acquisition shall have been issued by any court of competent jurisdiction and remain in effect.

6.2 Conditions to the Obligations of Seller. The obligation of Seller to effect the Closing is subject to the satisfaction (or waiver) prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Article 4 shall be true and correct in all material respects as of the date of this Agreement to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect and in all respects to the extent such representations and warranties are so qualified, and shall be true and correct in all material respects as of the date of Closing to the extent such representations and warranties are not qualified by materiality or Material Adverse Effect and in all respects to the extent such representations and warranties are so qualified, as though made on and as of the Closing (except to the extent expressly made as of an earlier date, in which case as of the earlier date).

(b) Covenants. Purchaser shall have performed and complied with all of its covenants contained in Article 5 at or before the Closing (to the extent that such covenants require performance by Purchaser at or before the Closing).

(c) Closing Deliverables. Purchaser shall have delivered to Seller the following:

(i) A duly executed Assignment and Assumption Agreement, in the form attached hereto as Exhibit A;

(ii) A duly executed Registration Rights Agreement, in the form attached hereto as Exhibit D;

(iii) The IND Acknowledgment Letter, executed by a duly authorized officer of Purchaser; and

(iv) Share certificates bearing appropriate legends representing the Closing Stock Payment.

(d) Consents. Any consents or approvals required by Purchaser to consummate the Acquisition shall have been obtained and shall be in full force and effect, except to the extent the failure to obtain any such consent does not have a material adverse effect on the aggregate benefits to be derived by Seller from the transactions contemplated by this Agreement.

(e) Certificate. Seller shall have received a certificate, signed by a duly authorized officer of Purchaser and dated the Closing Date, to the effect that the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.

(f) No Prohibition. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Acquisition shall have been issued by any court of competent jurisdiction and remain in effect.

ARTICLE 7

ADDITIONAL COVENANTS

7.1 Further Assurances. Seller hereby agrees, without further consideration, to execute and deliver following the Closing such other instruments of transfer and take such other action as Purchaser or its counsel may reasonably request in order to put Purchaser in possession of, and to vest in Purchaser, good, valid and unencumbered title to, the Purchased Assets in accordance with this Agreement. In addition to the foregoing, Seller shall execute and deliver, and shall cause its Subsidiaries to execute and deliver as applicable, to Purchaser such documentation as shall be reasonably requested and approved by Purchaser, including preparing powers of attorney, the filing of assignments, agreements, documents and instruments, and preparing assignments in substantially the forms as approved by Purchaser, in order to transfer to Purchaser, and put Purchaser in possession of and to vest in Purchaser good, valid and unencumbered title to, any Program Patents in any jurisdiction.

7.2 Seller’s Non-Compete.

(a) Without the express prior written consent of Purchaser, neither Seller nor any of its Subsidiaries shall, at any time during the period commencing on the Closing Date and ending on the fourth (4th) anniversary thereof, directly or indirectly, itself, or with, through or on behalf of a Third Party, Develop, manufacture, commercialize or otherwise Exploit any small molecule compound the primary mechanism of action of which is selective and specific inhibition of histone deacetylase (HDAC) (each such compound, a “Competing Compound,” and such activities with respect to any Competing Compound, a “Competing Business”); provided, however, that this Section 7.2(a) shall not be construed to prohibit or restrict any Third Party acquiror of Seller (a “Third Party Acquiror”), whether by merger, sale of stock, sale of assets or otherwise (a “Change of Control Transaction”), or any of such Third Party Acquiror’s affiliated companies, from engaging in a Competing Business, if the applicable Competing Compound is: (i) controlled by the Third Party Acquiror or any of its affiliated companies prior to consummation of such Change of Control Transaction; (ii) acquired (whether by in-license or otherwise) by such Third Party Acquiror or any of its affiliated companies after consummation of such Change of Control Transaction; or (iii) developed internally by such Third Party Acquiror or any of its affiliated companies, either before or after consummation of such Change of Control Transaction, without the use of or reference to Confidential Information of Purchaser.

(b) Seller hereby acknowledges and agrees that in the event of any breach of Section 7.2(a) by Seller, Purchaser may suffer an irreparable injury such that no remedy at law would adequately protect or appropriately compensate Purchaser for such injury. Accordingly, Seller agrees that Purchaser may seek to enforce Section 7.2(a) by injunction, specific performance or other equitable relief, without bond and without prejudice to any other rights and remedies that Purchaser may have for a breach of Section 7.2(a). In the event that the covenant set forth in Section 7.2(a) shall ever be deemed to exceed the time, geographic scope or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall be construed so as to preclude Seller or any of its Subsidiaries from holding, purchasing or otherwise acquiring up to (but not more than) five percent (5%) of any class of securities of any Person engaged in the development or commercialization of Competing Compounds or products containing the same if such securities are listed on any national or regional securities exchange or have been registered under Section 12(g) of the Exchange Act.

7.3 Patent Assignment. Promptly following the Closing, Purchaser shall file such patent assignments with the U.S. Patent and Trademark Office and with foreign patent offices as are necessary to record the assignment of the Program Patents to Purchaser, at Purchaser’s expense.

7.4 Public Announcements. Notwithstanding anything to the contrary contained herein, except as may be required to comply with the requirements of any applicable Law and the rules and regulations of any stock exchange upon which the securities of one of the parties is listed, from and after the date hereof, no press release or similar public announcement or communication shall be made or caused to be made by either party and/or any of such party’s Affiliates relating to this Agreement or the transactions contemplated hereby unless specifically approved in advance by the other party, such consent not to be unreasonably withheld; provided, however, that: (a) the parties may jointly issue one or more press release(s) announcing the consummation of the transactions contemplated by this Agreement; (b) either party may issue such press releases, public announcements or communications or make such SEC filings as it determines are reasonably necessary to comply with applicable Law (including disclosure requirements of the SEC) or with the requirements of any stock exchange on which securities issued by a party or its Affiliates are traded; and (c) Seller may communicate with its shareholders regarding this Agreement and the transactions contemplated hereby as may be required by applicable Law or Seller’s organizational documents or with respect to payments hereunder or Article 8.

7.5 Confidentiality. The provisions of that certain Confidentiality Agreement dated February 29, 2012, by and between Purchaser and Seller (the “Confidentiality Agreement”) are hereby incorporated herein and shall remain binding and in full force and effect; provided, however, that all obligations of the Purchaser under the Confidentiality Agreement with respect to the Purchased Assets shall terminate simultaneously with the Closing. Except as otherwise provided herein or in the other Transaction Documents, Seller shall treat after the date hereof as strictly confidential all nonpublic, confidential or proprietary information concerning the Purchased Assets (“Confidential Information”) and such shall be the Confidential Information of Purchaser; provided, however, that the publication of those pending or in-process publications set forth on Schedule 7.5 and relating to the Seller Compounds of which Seller notified Purchaser prior to the date of this Agreement shall not constitute a breach of this Section 7.5; and provided, further, that the foregoing obligations shall not apply to (a) any information which was or comes into the public domain through no breach of this Agreement by Seller, (b) any information in the possession of any Third Party Acquiror prior to a Change of Control Transaction, other than as a result of disclosure by Seller, (c) any information that is independently developed or discovered by any Third Party Acquiror without reference to information concerning the Purchased Assets that was in Seller’s possession on the Closing Date, (d) is rightfully communicated to any Third Party Acquiror by another Third Party, free and clear of any obligation of confidence, or (e) is or was communicated by the Purchaser to an unaffiliated Third Party free of any obligation of confidence. In addition, Seller shall not be prohibited from disclosing any portion of the Confidential Information that Seller is required to disclose by judicial or administrative process or, in the opinion of legal counsel, by other requirements of Law.

7.6 Expenses. Each of the Parties shall bear its own expenses incurred in connection with the preparation, execution and performance of this Agreement and the Acquisition, including all fees and expenses of its Representatives.

7.7 Transfer of Purchased Assets.

(a) With respect to (i) documented Clinical Data and Program Know-How in Seller’s possession and control, (ii) Patent Files and (iii) Inventory, Seller shall transfer and deliver all of the aforementioned items, promptly following the Closing Date, as may be requested by Purchaser and at Purchaser’s expense for shipping and handling, to the locations, and in accordance with the instructions, specified by Purchaser. Purchaser acknowledges that all Clinical Data and Program Know-How will be provided as paper files that Seller has Provided Purchaser with electronic courtesy copies of Clinical Data and that Seller is not obligated to provide any additional electronic documents to Purchaser relating to Clinical Data or Program Know-How.

(b) Promptly after the Closing Date, Seller shall (i) send letters (in form and substance satisfactory to Purchaser) to the FDA and other Regulatory Authorities indicating that the Regulatory Materials are transferred to Purchaser and that Purchaser is the new owner of the Regulatory Materials as of the Closing Date, and (ii) provide to Purchaser a copy of said letters. Promptly after the Closing Date, the parties will cooperate in transferring the Regulatory Materials to Purchaser. The target date for the transfer shall be agreed upon by the parties. Within twenty (20) days after the Closing Date, Seller will forward to Purchaser a complete copy of the Regulatory Materials for the Program Compounds, as well as copies of all correspondence with, and periodic and other reports (including adverse event reports and the underlying data) to, Regulatory Authorities with respect to the Program Compounds or Regulatory Materials. Until the Regulatory Materials have been transferred to Purchaser, Seller shall be responsible for maintaining them. After such transfer, Purchaser will assume all responsibility for the Regulatory Materials, at Purchaser’s sole cost and expense.

(c) Prior to the Closing, each party shall cooperate with the other in making and maintaining all regulatory filings that may be necessary in connection with the execution, delivery and performance of this Agreement or the Transaction Documents.

7.8 Communication With Agencies. Until the Regulatory Materials are transferred to Purchaser, Seller shall have responsibility for all communications with the FDA relating to the Program Compounds, and Seller will promptly provide Purchaser with copies of all communications to or from the FDA with respect to the Program Compounds and/or the manufacture thereof. After such transfer has been completed, Purchaser shall have responsibility for all such communications. Seller shall promptly provide Purchaser with copies of any communications or contacts it sends to or receives from any other Governmental Authority concerning the Program Compounds.

7.9 Adverse Experience Reporting.

(a) Until the Regulatory Materials are transferred to Purchaser, Seller shall be responsible for the adverse experience and safety reporting for the Products in compliance with the requirements of applicable Law (including Healthcare Laws). After the Regulatory Materials are transferred to Purchaser, Purchaser shall assume such responsibility.

(b) Until the Regulatory Materials are transferred to Purchaser, Seller shall be responsible for (i) maintaining the global safety database for the Program Compounds, (ii) monitoring of all clinical experiences for the Program Compounds and (iii) safety monitoring, pharmacovigilance surveillance, compliance and filing of all required safety reports to Regulatory Authorities, including without limitation annual safety reports, as and to the extent required by applicable Law (including Healthcare Laws) for any study conducted by or for Seller with respect to the Program Compounds.

7.10 Assistance in Proceedings. For a period of forty-five (45) days after the Closing Date, Seller will cooperate with Purchaser and its counsel in the contest or defense of, and make available its personnel and provide any testimony and access to its Books and Records in connection with, any proceeding involving or relating to (a) any contemplated transaction or (b) any action, activity, circumstance, condition, conduct, event, fact, failure to act, incident, occurrence, plan, practice, situation, status or transaction on or before the Closing Date involving Seller or the Purchased Assets; in each case, at Purchaser’s sole expense, except to the extent that Seller is expressly obligated to provide any such requested cooperation or assistance by the express terms of this Agreement (other than this Section 7.10).

ARTICLE 8

SURVIVAL; INDEMNIFICATION

8.1 Survival.

(a) The representations, warranties, pre-Closing covenants and pre-Closing agreements of Seller and Purchaser contained in this Agreement, the Seller Disclosure Schedule, the certificates delivered pursuant to Section 6.1(f) and Section 6.2(e) and the Transaction Documents, and the parties’ indemnification obligations pursuant to Section 8.2(a) and Section 8.3(a) shall survive the Closing and shall expire upon the expiration of twelve (12) months after the Closing Date, except that the representations and warranties contained in Section 3.1 (Organization and Qualification), Section 3.2 (Corporate Authorization), Section 3.5 (Title to Purchased Assets), Section 3.14 (No Finder), Section 3.18 (Taxes), Section 4.1 (Organization and Qualification) and Section 4.2 (Corporate Authorization) (collectively, the “Fundamental Representations”) and the parties’ indemnification obligations pursuant to Section 8.2(a) and Section 8.3(a) with respect to the Fundamental Representations, shall expire on the expiration of twenty-four (24) months after the Closing Date; provided, however, that such indemnification obligations shall not terminate with respect to any item as to which an Indemnified Party shall have, before the termination of such applicable period, made a Claim by delivering a Notice of Claim in accordance with this Agreement to the Indemnifying Party, which obligations with respect to such Notice of Claim shall survive until all such Claims have been resolved. The right to indemnification based upon the representations and warranties, covenants and obligations contained in this Agreement shall not be affected by any investigation (including any environmental investigation or assessment) conducted with respect to, or any Knowledge acquired (or capable of being acquired) at any time (except as set forth in this Agreement, the Seller Disclosure Schedules), whether before or after the execution and delivery of this Agreement or the Closing Date.

(b) All post-Closing covenants and post-Closing agreements made by Seller or Purchaser in or pursuant to this Agreement or any other Transaction Document shall survive the Closing and remain in full force and effect to give effect to their respective terms, unless otherwise expressly provided for by their terms.

8.2 Indemnification by Seller. Subject to the limitations set forth in Section 8.5(a), Seller shall indemnify, defend, save and hold Purchaser and its Affiliates and their respective Representatives (collectively, “Purchaser Indemnitees”) harmless from and against all Damages (but net of the amount of (x) any insurance proceeds realized by such Purchaser Indemnitees from insurance policies with respect to such matters and (y) any recoveries by any Purchaser Indemnitees from any Third Party, without duplication) imposed on, sustained, incurred or suffered by, or asserted against, any of the Purchaser Indemnitees, whether in respect of Third Party Claims, claims between the parties hereto, resulting or arising from:

(a) Seller’s breach of any representation or warranty contained in this Agreement or the Transaction Documents to which Seller is a party;

(b) Seller’s breach or nonfulfillment of any covenant, obligation or agreement made by Seller in or pursuant to this Agreement or in any Transaction Document to which Seller is a party; and

(c) Seller’s failure to satisfy any Liabilities relating to any Excluded Asset and any of its obligations relating to any of the Retained Liabilities.

8.3 Indemnification by Purchaser. Subject to the limitations set forth in Section 8.5(b), Purchaser shall indemnify, defend, save and hold Seller and its Representatives (collectively, “Seller Indemnitees”) harmless from and against any and all Damages (but net of the amount of (x) any insurance proceeds realized by such Seller Indemnitees from insurance policies with respect to such matters and (y) any recoveries by any Seller Indemnitees from any third party, without duplication) imposed on, sustained, incurred or suffered by, or asserted against, any of the Seller Indemnitees, whether in respect of Third Party Claims or claims between the parties hereto, resulting or arising from:

(a) Purchaser’s breach of any representation or warranty contained in this Agreement, the Transaction Documents to which Purchaser is a party;

(b) Purchaser’s breach or nonfulfillment of any covenant, obligation or agreement made by Purchaser in or pursuant to this Agreement or in any Transaction Document to which Purchaser is a party; or

(c) Purchaser’s failure to fully assume and discharge any Liabilities relating to any Assumed Liabilities and any of its obligations relating to any of the Assumed Liabilities.

8.4 Notice of Claims.

(a) If (i) any Purchaser Indemnitee or Seller Indemnitee (an “Indemnified Party”) believes that it has suffered or incurred or will suffer or incur any Damages for which it is entitled to indemnification under this Article 8, or (ii) any Claim is instituted by or against a third party with respect to which any Indemnified Party intends to claim any Damages, such Indemnified Party shall so notify the party or parties from whom indemnification is being claimed (the “Indemnifying Party”) with reasonable promptness and reasonable particularity in light of the circumstances then existing (the “Notice of Claim”). The Notice of Claim delivered pursuant to this Section 8.4 shall describe the Damages and/or Claim in reasonable detail and shall indicate the amount of the Damages that have been or may be suffered by the Indemnified Party. The failure of an Indemnified Party to give any notice required by this Section shall not affect any of such Party’s rights under this Article 8 or otherwise except and to the extent that such failure is prejudicial to the rights or obligations of the Indemnifying Party.

(b) Should any Claim be made or suit or proceeding be instituted against any Purchaser Indemnitee, which, if prosecuted successfully, would be a matter for which such Purchaser Indemnitee is entitled to indemnification pursuant to Section 8.2 (a “Third Party Claim”), Purchaser shall notify Seller within twenty (20) Business Days after Purchaser’s receipt of notification of the Third Party Claim, including a description of the factual basis of the Third Party Claim and shall indicate the amount of the Damages. Thereafter, Purchaser shall promptly deliver to Seller copies of all notices and documents (including court papers) received by Purchaser relating to the Third Party Claim. Seller shall be entitled to participate in the defense of the Third-Party Claim and, if it so chooses, to assume the defense thereof at its own expense with counsel selected by such Seller and reasonably acceptable to Purchaser, if Seller gives written notice to Purchaser of its election to assume the defense of such Third Party Claim within ten (10) Business Days after Seller receives notice of such claim from Purchaser; provided, however, that Seller shall not be entitled to assume the defense of any Claim related to, either directly or indirectly, (i) the Program Technology or any intellectual property acquired by Purchaser in connection with this Agreement, (ii) criminal liability, (iii) in which equitable relief is sought against a Purchaser Indemnitee or (iv) with respect to which the potential Damages could be reasonably expected to exceed the Indemnification Cap. If Seller assumes the defense of a Third-Party Claim, Seller may not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Purchaser Indemnitee (not to be unreasonably withheld or delayed) if (i) such judgment or settlement does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Purchaser Indemnitee of a full release from all liability in respect to such Third Party Claim, (ii) such judgment or settlement would result in the finding or admission of any violation of Law by Purchaser or the rights of any person, (iii) the sole relief provided is anything other than monetary damages or (iv) as a result of such consent or settlement, injunctive or other equitable relief would be imposed against the Purchaser Indemnitee. Purchaser will cooperate, at the expense of Seller, as Seller may reasonably request in investigating, defending and, subject to the terms set forth above, settling such Third Party Claim. If Seller elects not to defend a Third-Party Claim, is not permitted to defend such Third Party Claim or fails to notify Purchaser of its election as herein provided, Purchaser may pay, compromise, settle or defend such Third-Party Claim at the sole cost and expense of Seller if Seller is determined to be liable to Purchaser hereunder, provided, however, that no such payment in compromise or settlement of, or other compromise or settlement of, may be effected by Purchaser without Seller’s consent (which shall not be unreasonably withheld or delayed). In any event, Seller shall be entitled, at its expense, to participate in any defense of such Third Party Claim with the consent of Purchaser which shall not be unreasonably withheld.

8.5 Limitation of Claims.

(a) The Liability of Seller for indemnifiable Damages pursuant to Section 8.2(a) shall not be payable unless and until the aggregate amount of all Damages suffered or incurred by the Purchaser Indemnitees collectively exceeds one hundred thousand U.S. dollars ($100,000); thereafter, a Purchaser Indemnitee shall be entitled to seek compensation for Damages, and Seller shall be responsible for the payment of Damages to the extent in excess of one hundred thousand U.S. dollars ($100,000). The aggregate liability of Seller for indemnifiable Damages pursuant to Section 8.2(a) and Section 8.2(b) hereof shall in no event exceed ten percent (10%) of the Transaction Value of the Closing Stock Payment and all Milestone Payments and Contingent Earnouts actually made to Seller pursuant to Section 2.6 (with the Milestone Stock Payment valued based upon the Transaction Value of the Milestone Stock Payment) as of the date of the final non-appealable determination of such Damages (the “Indemnification Cap”). Notwithstanding the foregoing, the limitations on Damages set forth in this Section 8.5 shall not apply to any Damages arising from any fraud by Seller or from Seller’s breach of Section 7.2. Purchaser shall have the right to withhold and subject to resolution of any claim for indemnification in accordance with this Agreement, set off, against any unpaid Milestone Payment or Contingent Earnouts, Damages up to the Indemnification Cap (with any set-off against the Milestone Stock Payment valued based upon the Transaction Value of the Milestone Stock Payment) (the “Set-Off Right”). In the event that Seller delivers a Notice of Claim seeking Damages in excess of the Indemnification Cap and the Indemnification Cap subsequently increases to a greater value as a result of the occurrence of a Milestone and the related obligation of a Milestone Payment or Contingent Earnouts, Purchaser shall thereafter be entitled to received additional Damages or set off Damages in the amount of the subsequently increased Indemnification Cap.

(b) The aggregate liability of Purchaser for indemnifiable Damages pursuant to Section 8.3(a) hereof shall in no event exceed the Transaction Value of the Closing Stock Payment and any Milestone Stock Payment if actually paid and delivered.

(c) The right to indemnification under this Article 8 and the Set-Off Right shall constitute the sole and exclusive monetary remedy of the Purchaser Indemnitees and the Seller Indemnitees for Damages or otherwise arising from or in connection with this Agreement, including pursuant to Section 8.2 and the Transaction Documents or otherwise with respect to any of the transactions contemplated hereby.

8.6 Objections to Claims. In case Seller shall object in writing to any claim or claims by a Purchaser Indemnitee made in any Notice of Claim, Purchaser Indemnitee shall have twenty (20) Business Days following the receipt of such written objection to respond in a written statement to the objection of Seller. If after such twenty (20) Business Day period there remains a dispute as to any claims, Seller and Purchaser shall attempt in good faith for thirty (30) Business Days to agree upon the rights of the respective parties with respect to each of such claims. If Seller and Purchaser should so agree, a memorandum setting forth such agreement shall be prepared by Purchaser and signed by Purchaser and Seller.

8.7 Resolution of Conflicts. If no agreement can be reached after good faith negotiation between the parties pursuant to Section 8.6, Purchaser or Seller may initiate formal legal action pursuant to Section 10.6 of this Agreement to resolve such dispute.

8.8 Survival of Indemnification Claims. The indemnification obligations set forth in this Article 8 shall survive the Closing.

8.9 Tax Effect of Indemnification Payments. All indemnity payments made by Seller to Purchaser Indemnitees, or by Purchaser to Seller Indemnitees, pursuant to this Agreement shall be treated for all Tax purposes as adjustments to the Purchase Price.

ARTICLE 9

TERMINATION

9.1 Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by Purchaser by written notice to Seller if Purchaser is not then in material breach of any provision of this Agreement and:

(i) there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.1(a) or Section 6.1(b) and such breach, inaccuracy or failure has not been cured by Seller within twenty (20) days of Seller’s receipt of written notice of such breach from Purchaser; or

(ii) any of the conditions set forth in Sections 6.1(c)(i), 6.1(e), 6.1(f) or 6.1(g) shall not have been fulfilled within one (1) month after the date of this Agreement;

(b) by Seller by written notice to Purchaser if:

(i) Seller is not then in material breach of any provision of this Agreement and there has been a breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Section 6.2(a) or Section 6.2(b) and such breach, inaccuracy or failure has not been cured by Purchaser within twenty (20) days of Purchaser’s receipt of written notice of such breach from Seller; or

(ii) any of the conditions set forth in Section 6.2(c)(i), 6.2(e) or 6.2(f) shall not have been fulfilled within one (1) month after the date of this Agreement; or

(c) by Purchaser or Seller if the Transaction has not been consummated within two (2) months after the date of this Agreement; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c) if the failure to consummate the Transaction within such period is attributable to a failure on the part of such party to perform any covenant in this Agreement required to be performed by such party at or prior to the Closing; or

(d) by Purchaser or Seller in the event that a court of competent jurisdiction shall have issued a final and nonappealable Order having the effect of permanently restraining, enjoining or otherwise prohibiting the Transaction.

9.2 Effect of Termination. In the event of the termination of this Agreement in accordance with Section 9.1, this Agreement shall thereafter become void and have no effect, and no party hereto shall have any liability to the other party hereto or their respective Affiliates, or their respective directors, officers or employees, except for the obligations of the parties hereto contained in this Section 9.2 and in Article 10 (and any related definitional provisions set forth in Article 1), and except that nothing in this Section 9.2 shall relieve any party from liability for any breach of this Agreement that arose prior to such termination, for which liability the provisions of Article 8 shall remain in effect in accordance with the provisions and limitations of such Article.

ARTICLE 10

GENERAL

10.1 Notices. All notices or other communications required or permitted to be given hereunder shall be in writing and shall be delivered by hand or sent by facsimile or sent, postage prepaid, by registered, certified or express mail or overnight courier service and shall be deemed given when so delivered by hand or facsimile, or if mailed, three (3) Business Days after mailing (one Business Day in the case of express mail or overnight courier service), to the parties at the following addresses or facsimiles (or at such other address or facsimile for a party as shall be specified in a notice given in accordance with this Section 10.1):

(a)	If to Purchaser:

MEI Pharma, Inc.

11975 El Camino Real, Suite 101

San Diego, California 92130

Attention: Chief Executive Officer

Telephone: +1 (858) 792-6300

Fax: +1 (858) 792-5406

With a simultaneous copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue, 40th Floor

New York, NY 10178

Attention: Steven A. Navarro

Telephone: +1 (212) 309-6147

Fax: +1 (212) 309-6001

(b)	If to Seller:

S*Bio Pte Ltd.

c/o EDBI

250 North Bridge Rd #28-00 Raffles City Tower

Singapore 179101

Attention: Heng Tong Choo

Telephone: +65 6832 6326

Fax: +65 6832 6838

With a simultaneous copy to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121-1909

Attention: Jane K. Adams

Telephone: +1 (858) 550-6000

Fax: +1 (858) 550-6420

10.2 Severability. If any provision of this Agreement for any reason shall be held to be illegal, invalid or unenforceable, such illegality shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such illegal, invalid or unenforceable provision had never been included herein.

10.3 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be transferred, conveyed or assigned, in whole or in part, by operation of Law or otherwise, by either party without the prior written consent of the other party, except that: (a) Purchaser may assign, in its sole discretion, (i) any or all of its rights, interests and obligations under this Agreement to any of its Subsidiaries or Affiliates, but no such assignment shall relieve Purchaser of any of its obligations hereunder, or (ii) provided that the terms and conditions of Section 2.8(b), if applicable, are satisfied, this Agreement in whole to a single third party in connection with the transfer or sale of all or substantially all of Purchaser’s business related to the Purchased Assets to such third party, whether by merger, sale of stock, sale of assets or otherwise; and (b) Seller may assign, in its sole discretion, this Agreement in whole to a single third party in connection with the transfer or sale of all or substantially all of Seller’s business related to the Excluded Assets to such third party, whether by merger, sale of stock, sale of assets or otherwise. Any assignment not in accordance with the foregoing shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by, the parties and their respective permitted successors and assigns.

10.4 No Third-Party Beneficiaries. This Agreement is for the sole benefit of the Parties and their successors and permitted assigns and nothing herein expressed or implied shall give or be construed to give to any Person, other than the Parties and such successors and assigns, any legal or equitable rights hereunder.

10.5 Incorporation of Exhibits. All Exhibits and Schedules attached hereto and referred to herein are hereby incorporated herein and made a part of this Agreement for all purposes as if fully set forth herein.

10.6 Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF CALIFORNIA OTHER THAN CONFLICT OF LAWS PRINCIPLES THEREOF DIRECTING THE APPLICATION OF ANY LAW OTHER THAN THAT OF CALIFORNIA. COURTS WITHIN THE STATE OF CALIFORNIA (LOCATED WITHIN SAN DIEGO COUNTY) WILL HAVE JURISDICTION OVER ALL DISPUTES BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE AGREEMENTS, INSTRUMENTS AND DOCUMENTS CONTEMPLATED HEREBY. THE PARTIES HEREBY CONSENT TO AND AGREE TO SUBMIT TO THE JURISDICTION OF SUCH COURTS. EACH OF THE PARTIES HERETO WAIVES, AND AGREES NOT TO ASSERT IN ANY SUCH DISPUTE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY CLAIM THAT (I) SUCH PARTY IS NOT PERSONALLY SUBJECT TO THE JURISDICTION OF SUCH COURTS, (II) SUCH PARTY AND SUCH PARTY’S PROPERTY IS IMMUNE FROM ANY LEGAL PROCESS ISSUED BY SUCH COURTS OR (III) ANY LITIGATION COMMENCED IN SUCH COURTS IS BROUGHT IN AN INCONVENIENT FORUM.

10.7 Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

10.8 Counterparts; Facsimiles. This Agreement may be executed and delivered (including by electronic or facsimile transmission) in two or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

10.9 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Transaction Documents executed in connection with the consummation of the Acquisition, and the Confidentiality Agreement (as amended by this Agreement), contain the entire agreement between the Parties with respect to the subject matter hereof and related transactions and supersede all prior agreements, written or oral, with respect thereto.

10.10 Disclosure Schedules. The representations and warranties contained in Article 3 of this Agreement are subject to (a) the exceptions and disclosures set forth in the part of the Seller Disclosure Schedule corresponding to the particular Section of Article 3 in which such representation and warranty appears; (b) any exceptions or disclosures explicitly cross-referenced in such part of the Seller Disclosure Schedule by reference to another part of the Seller Disclosure Schedule; and (c) any exception or disclosure set forth in any other part of the Seller Disclosure Schedule to the extent it is reasonably apparent on its face and without further inquiry that such exception or disclosure is intended to qualify such representation and warranty. No reference to or disclosure of any item or other matter in the Seller Disclosure Schedule shall be construed as an admission or indication that such item or other matter is material (nor shall it establish a standard of materiality for any purpose whatsoever) or that such item or other matter is required to be referred to or disclosed in the Seller Disclosure Schedule. The information set forth in the Seller Disclosure Schedule is disclosed solely for the purposes of this Agreement, and no information set forth therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever, including of any violation of Law or breach of any agreement. The Seller Disclosure Schedule and the information and disclosures contained therein are intended only to qualify and limit the representations, warranties and covenants of Seller contained in this Agreement. Nothing in the Seller Disclosure Schedule is intended to create any covenant. Matters reflected in the Seller Disclosure Schedule are not necessarily limited to matters required by the Agreement to be reflected in the Seller Disclosure Schedule. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

10.11 Specific Enforcement. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached and that an award of money damages would be inadequate in such event. Accordingly, it is acknowledged that the

Parties shall be entitled to equitable relief, without proof of actual damages, to enforce performance of this Agreement in accordance with its terms, including an Order for specific performance, to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy under this Agreement. Each party further agrees that neither the other party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 10.11, and each Party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

10.12 Waivers and Amendments; Non-Contractual Remedies; Preservation of Remedies. This Agreement may be amended, superseded, canceled, renewed or extended only by a written instrument signed by all of the Parties. The provisions hereof may be waived only in writing signed by all of the Parties. No delay on the part of any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any Party of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that any Party may otherwise have at Law or in equity.

[Signatures appear on next page]

IN WITNESS WHEREOF, intending to be legally bound hereby, the Parties have caused this Agreement to be signed in their respective names by their duly authorized representatives as of the date first above written.

MEI PHARMA, INC.

By:	/s/ Daniel P. Gold
Name:	Daniel P. Gold
Title:	President & Chief Executive Officer

S*BIO PTE LTD.

By:	/s/ Choo Heng Tong
Name:	Choo Heng Tong
Title:	S*BIO Director

[SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT]

Exhibit 10.1

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of [            ], 2012, by and among (i) MEI Pharma, Inc., a Delaware corporation (the “Company”), (ii) S*BIO Pte Ltd., a Singapore private limited company (the “Initial Holder”), and (iii) each person or entity that subsequently becomes a party to this Agreement pursuant to, and in accordance with, the provisions of Section 12 hereof (collectively, the “Holder Permitted Transferees,” and each individually, a “Holder Permitted Transferee”).

WHEREAS, pursuant to the terms and conditions set forth in that certain Asset Purchase Agreement, dated of even date herewith, between the Company and the Initial Holder (the “Asset Purchase Agreement”), the Initial Holder has agreed to sell to the Company, and the Company has agreed to purchase from the Initial Holder, certain assets and assume from the Initial Holder certain liabilities in exchange for consideration payable in (i) cash and (ii) shares of the Company’s Common Stock, par value $0.00000002 per share (the “Company Common Stock”), all upon the terms and conditions set forth in the Asset Purchase Agreement.

WHEREAS, the terms of the Asset Purchase Agreement provide that it shall be a condition precedent to the closing of the transactions thereunder for the Company and the Initial Holder to execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants contained herein, the parties hereto hereby agree as follows:

1. Definitions. The following terms shall have the meanings provided therefor below or elsewhere in this Agreement as described below:

“Agreement” has the meaning set forth in the Preamble.

“Asset Purchase Agreement” has the meaning set forth in the Preamble.

“Blackout Period” has the meaning set forth in Section 4.1.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York are authorized or obligated by law or executive order to close.

“Closing” and “Closing Date” have the meanings set forth in the Asset Purchase Agreement.

“Company” has the meaning set forth in the Preamble.

“Company Common Stock” has the meaning set forth in the Preamble.

“Confidential Information” has the meaning set forth in Section 13.

1.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and all of the rules and regulations promulgated thereunder.

“Holder Indemnified Person” has the meaning set forth in Section 9.1.

“Holder Permitted Transferee” and “Holder Permitted Transferees” have the meanings set forth in the Preamble.

“Holders” means, collectively, the Initial Holder and the Holder Permitted Transferees; provided, however, that the term “Holders” shall not include the Initial Holder or any of the Holder Permitted Transferees if such Holder ceases to own or hold any Company Common Stock.

“Initial Holder” has the meaning set forth in the Preamble.

“Loss” has the meaning set forth in Section 9.1.

“Mandatory Registration Termination Date” has the meaning set forth in Section 3.2.

“Majority Holders” means, at the relevant time of reference thereto, those Holders holding more than fifty percent (50%) of the Registrable Shares held by all of the Holders.

“Qualifying Holder” has the meaning set forth in Section 12.

“Registrable Shares” means any shares of Company Common Stock issued or issuable pursuant to the Asset Purchase Agreement.

“Registration Statement” has the meaning set forth in Section 3.1.

“Rule 144” means Rule 144 promulgated under the Securities Act and any successor or substitute rule, law or provision.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and all of the rules and regulations promulgated thereunder.

“Suspension Period” has the meaning set forth in Section 11.

2. Effectiveness; Termination. This Agreement shall become effective and legally binding only if the Closing occurs. This Agreement shall terminate and be of no further force and effect, automatically and without any action being required of any party hereto, upon the termination of the Asset Purchase Agreement.

3. Mandatory Registration.

3.1. Within thirty (30) calendar days after the Closing Date, the Company will prepare and file with the SEC a registration statement on Form S-3, or any other available form if the Company is not eligible to use Form S-3, covering the resale by the Holders of all of the

2.

Registrable Shares in an offering to be made on a continuous basis pursuant to Rule 415 under the Securities Act (the “Registration Statement”). The Company agrees to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable after the filing thereof, and in no event later than ninety (90) calendar days following the Closing Date.

3.2. The Company will use commercially reasonable efforts to keep the Registration Statement effective until such date that is the earlier of (i) the date as of which all of the Holders may sell all of the Registrable Shares to the public without restriction pursuant to Rule 144(b)(1) (or the successor rule thereto) promulgated under the Securities Act, (ii) the date when all of the Registrable Shares registered thereunder shall have been sold pursuant to the Registration Statement or Rule 144, or (iii) the one-year anniversary of the Closing Date (such date is referred to herein as the “Mandatory Registration Termination Date”). Thereafter, the Company shall be entitled to withdraw the Registration Statement and the Holders shall have no further right to offer or sell any of the Registrable Shares pursuant to the Registration Statement (or any prospectus relating thereto). The offer and sale of the Registrable Shares pursuant to the Registration Statement shall not be underwritten.

3.3. The Company shall not, and shall not agree to, allow the holders of any securities of the Company, other than holders of the Registrable Shares, to include any of their securities in the Registration Statement under Section 3.1 hereof or any amendment or supplement thereto without the consent of the Majority Holders. In addition, the Company shall not offer any securities for its own account or the account of others in the Registration Statement under Section 3.1 hereof or any amendment or supplement thereto without the consent of the Majority Holders; provided, however, that the Company at all times reserves the right to provide registration rights, pursuant to a separate registration statement, to the holders of any securities of the Company.

4. Filings, Etc.

4.1. The Company shall prepare and file the Registration Statement as required pursuant to Section 3.1 hereof, and shall use commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, and in no event later than ninety (90) calendar days following the Closing Date. The Company shall notify the Holders by facsimile or e-mail (as provided by Holders) as promptly as practicable, and in any event, within twenty-four (24) hours, after the Registration Statement is declared effective and shall simultaneously provide the Holders with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered thereby.

5. Obligations of the Company. In connection with the Company’s obligations under Sections 3 and 4 hereof to file the Registration Statement with the SEC and to use commercially reasonable efforts to cause the Registration Statement to become effective as soon as practicable, the Company shall, as expeditiously as reasonably possible:

5.1. Prepare and file with the SEC such amendments and supplements to the Registration Statement and the prospectus used in connection therewith as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by the Registration Statement;

3.

5.2. Furnish to the Holders such number of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Securities Act (including, without limitation, prospectus amendments and supplements as are prepared by the Company in accordance with Section 5.1 above) as the Holders may reasonably request in order to facilitate the disposition of such Holders’ Registrable Shares;

5.3. Notify the Holders, at any time when a prospectus relating to the Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in or relating to the Registration Statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading; and, thereafter, the Company will promptly prepare (and, when completed, give notice to each Holder) a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Shares, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; upon such notification by the Company, the Holders will not offer or sell Registrable Shares until the Company has notified the Holders that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to the Holders (it being understood and agreed by the Company that the foregoing clause shall in no way diminish or otherwise impair the Company’s obligation to promptly prepare a prospectus amendment or supplement as above provided in this Section 5.3 and deliver copies of same as above provided in Section 5.2 hereof);

5.4. Promptly respond to any and all comments received from the SEC, with a view towards causing the Registration Statement or any amendment thereto to be declared effective by the SEC as soon as practicable, and, subject to the Company’s obligation to promptly prepare a prospectus amendment or supplement as provided in Section 5.3, file an acceleration request as soon as practicable, but no later than five (5) business days, following the resolution or clearance of all SEC comments or, if applicable, notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;

5.5. Use commercially reasonable efforts to register and qualify the Registrable Shares covered by the Registration Statement under such other securities or Blue Sky laws of such states where such registration and/or qualification is required as shall be reasonably requested by a Holder, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, and provided further that (notwithstanding anything in this Agreement to the contrary with respect to the bearing of expenses) if any jurisdiction in which any of such Registrable Shares shall be qualified shall require that expenses incurred in connection with the qualification therein of any such Registrable Shares be borne by the Holders, then the Holders shall, to the extent required by such jurisdiction, pay their pro rata share of such qualification expenses;

5.6. Subject to the terms and conditions of this Agreement, use commercially reasonable efforts to (i) prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Shares for sale in any jurisdiction in the United States, and (ii) if such an order or suspension is issued, obtain the withdrawal of such order or suspension at the earliest practicable

4.

moment and notify each holder of Registrable Shares of the issuance of such order and the resolution thereof or its receipt of notice of the initiation or threat of any proceeding for such purpose;

5.7. Permit a single firm of counsel designated by the Holders to review the Registration Statement and all amendments and supplements thereto (as well as all requests for acceleration or effectiveness thereof), at Holders’ own cost, a reasonable period of time prior to their filing with the SEC (not less than five (5) business days) and use commercially reasonable efforts to reflect in such documents any comments as such counsel may reasonably propose (so long as such comments are provided to the Company at least (2) business days prior to the expected filing date) and will not request acceleration of such Registration Statement without prior notice to such counsel;

5.8. Use commercially reasonable efforts to cause all the Registrable Shares covered by the Registration Statement to be listed on the NASDAQ Capital Market, or such other securities exchange on which the Company’s common stock is then listed; and

5.9. Comply with all requirements of the Financial Industry Regulatory Authority, Inc. with regard to the issuance of the Registrable Shares and the listing thereof on the NASDAQ Capital Market, and engage a transfer agent and registrar to maintain the Company’s stock ledger for all Registrable Shares covered by the Registration Statement not later than the effective date of the Registration Statement.

6. Furnish Information. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Agreement that the Holders shall furnish to the Company such information regarding them and the securities held by them as the Company shall reasonably request and as shall be required in order to effect any registration by the Company pursuant to this Agreement. Each Holder shall promptly notify the Company of any changes in the information furnished to the Company.

7. Expenses of Registration. All expenses incurred by the Company in connection with the registration of the Registrable Shares pursuant to this Agreement, including, without limitation, all registration and qualification and filing fees, printing, and fees and disbursements of counsel for the Company, shall be borne by the Company. Any expenses incurred by a Holder, including, without limitation, fees and disbursements of counsel for such Holder or any brokerage and other selling commissions and discounts, shall be borne by such Holder.

8. Delay of Registration. The Holders shall not take any action to restrain, enjoin or otherwise delay any registration as the result of any controversy which might arise with respect to the interpretation or implementation of this Agreement. In the event such a delay occurs, the dates by which the Registration Statement is required to be filed and become effective pursuant to this Agreement shall be extended by the same number of days of such delay.

9. Indemnification.

9.1. The Company will indemnify and hold harmless each Holder and each person who controls each Holder within the meaning of the Securities Act or the Exchange Act, if any (in each case, a “Holder Indemnified Person”), against any loss, claim, damage or liability

5.

(“Loss”), to which such Holder Indemnified Person may become subject under the Securities Act or otherwise, insofar as such Loss arises out of or is based upon (i) any untrue or alleged untrue statement of any material fact contained in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; provided, however, that the indemnity agreement contained in this Section 9.1 shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of the Company, nor shall the Company be liable in any such case for any such Loss to the extent that it arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in connection with the Registration Statement, any preliminary prospectus or final prospectus relating thereto or any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished expressly for use in connection with the Registration Statement or any such preliminary prospectus or final prospectus by a Holder, any underwriter for such Holder or controlling person with respect to such Holder, or any breach by any Holder of this Agreement or the Asset Purchase Agreement, related to the failure of such Holder to comply with the covenants and agreements contained in this Agreement or the Asset Purchase Agreement respecting sales of the Company Common Stock.

9.2. Each Holder will severally and not jointly indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, each person, if any, who controls the Company within the meaning of the Securities Act, and all other Holders against any Loss to which the Company or any such director, officer, controlling person, or such other Holder may become subject to, under the Securities Act or otherwise, insofar as such Loss arises out of or is based upon any untrue or alleged untrue statement of any material fact contained in the Registration Statement or any preliminary prospectus or final prospectus, relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, or arises out of or is based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent and only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, in any preliminary prospectus or final prospectus relating thereto or in any amendments or supplements to the Registration Statement or any such preliminary prospectus or final prospectus, in reliance upon and in conformity with written information furnished by the Holder expressly for use in connection with the Registration Statement, or any preliminary prospectus or final prospectus; and provided, further, however, that the indemnity agreement contained in this Section 9.2 shall not apply to amounts paid in settlement of any such Loss if such settlement is effected without the consent of those Holder(s) against which the request for indemnity is being made.

9.3. Promptly after receipt by an indemnified party under this Section 9 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 9, notify the indemnifying party in writing of the commencement thereof and the indemnifying party shall have the right to participate in and, to the extent the indemnifying party desires, jointly with any other

6.

indemnifying party similarly noticed, to assume at its expense the defense thereof with counsel mutually satisfactory to the indemnifying parties and the indemnified parties. In the event that the indemnifying party assumes any such defense, the indemnified party may participate in such defense with its own counsel and at its own expense, provided, however, that the counsel for the indemnifying party shall act as lead counsel in all matters pertaining to such defense or settlement of such claim. The failure to notify an indemnifying party promptly of the commencement of any such action shall not relieve such indemnifying party of any liability to the indemnified party under this Section 9, except to the extent the indemnifying party is actually prejudiced in its ability to defend such action.

9.4. If the indemnification provided for in this Section 9 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any Loss referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

10. Reports Under The Exchange Act. With a view to making available to the Holders the benefits of Rule 144 and any other rule or regulation of the SEC that may at any time permit the Holders to sell the Company Common Stock to the public without registration until the Mandatory Registration Termination Date, the Company agrees to use commercially reasonable efforts: (i) to make and keep public information available as those terms are understood in Rule 144, (ii) to file with the SEC in a timely manner all reports and other documents required to be filed by an issuer of securities registered under the Securities Act or the Exchange Act, (iii) as long as any Holder owns any Company Common Stock, to furnish in writing upon such Holder’s request a written statement by the Company that it has complied with the reporting requirements of Rule 144 and of the Securities Act and the Exchange Act, and (iv) to furnish such other information as may be reasonably requested to permit the Holders to sell Registrable Shares pursuant to Rule 144 without registration.

11. Suspension. Notwithstanding anything in this Agreement to the contrary, if the Company shall furnish to the Holders a certificate signed by the President or Chief Executive Officer of the Company stating that the Board has made the good faith determination (i) that continued use by the Holders of the Registration Statement for purposes of effecting offers or sales of Registrable Shares pursuant thereto would require, under the Securities Act, premature disclosure in the Registration Statement (or the prospectus relating thereto) of material, nonpublic information concerning the Company, its business or prospects or any proposed material transaction involving the Company, (ii) that such premature disclosure would be materially adverse to the Company, its business or prospects or any such proposed material transaction or would make the successful consummation by the Company of any such material transaction significantly less likely and (iii) that it is therefore essential to suspend the use by the

7.

Holders of such Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto, then the right of the Holders to use the Registration Statement (and the prospectus relating thereto) for purposes of effecting offers or sales of Registrable Shares pursuant thereto shall be suspended for a period (the “Suspension Period”) of not more than forty-five (45) days after delivery by the Company of the certificate referred to above in this Section 11; provided that the Company shall be entitled to no more than two (2) such Suspension Periods during any twelve (12) month period. During the Suspension Period, none of the Holders shall offer or sell any Registrable Shares pursuant to or in reliance upon the Registration Statement (or the prospectus relating thereto). The Company shall use commercially reasonable efforts to terminate any Suspension Period as promptly as practicable.

12. Transfer of Registration Rights. None of the rights of any Holder under this Agreement shall be transferred or assigned to any person unless (i) such person is a Qualifying Holder (as defined below), and (ii) such person agrees to become a party to, and bound by, all of the terms and conditions of, this Agreement by duly executing and delivering to the Company an Instrument of Adherence in the form attached as Exhibit A hereto. For purposes of this Section 12, the term “Qualifying Holder” shall mean, with respect to any Holder, (a) any corporation, partnership controlling, controlled by, or under common control with, such Holder or any partner thereof, or (b) any other direct transferee from such Holder of at least 25% of those Registrable Shares held by such Holder. None of the rights of any Holder under this Agreement shall be transferred or assigned to any Person (including, without limitation, a Qualifying Holder) that acquires Registrable Shares in the event that and to the extent that such Person is eligible to immediately resell such Registrable Shares pursuant to Rule 144(b)(1) of the Securities Act or any other exemption from the registration provisions of the Securities Act. After any transfer in accordance with this Section 12, the rights and obligations of a Holder as to any transferred Registrable Shares shall be the rights and obligations of the Holder Permitted Transferee holding such Registrable Shares.

13. Confidentiality of Records. Each Holder agrees not to disclose any material non-public information provided by the Company in connection with a registration (including, without limitation, the contemplated filing and timing of filing of a Registration Statement).

14. Entire Agreement. This Agreement constitutes and contains the entire agreement and understanding of the parties with respect to the subject matter hereof, and it also supersedes any and all prior negotiations, correspondence, agreements or understandings with respect to the subject matter hereof.

15. Miscellaneous.

15.1. This Agreement may not be amended, modified or terminated, and no rights or provisions may be waived, except with the written consent of the Majority Holders and the Company.

15.2. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York, and shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors or assigns, provided that the terms and conditions of Section 12 hereof are satisfied.

8.

15.3. This Agreement shall be binding upon and inure to the benefit of any transferee of any of the Company Common Stock provided that the terms and conditions of Section 12 hereof are satisfied. Notwithstanding anything in this Agreement to the contrary, if at any time any Holder shall cease to own any Company Common Stock, all of such Holder’s rights under this Agreement shall immediately terminate.

15.4. All notices and communications hereunder shall be deemed to have been duly given and made if in writing and if served by personal delivery upon the party for whom it is intended or delivered by registered or certified mail, return receipt requested, or if sent by facsimile or email, provided that the facsimile or email is promptly confirmed by telephone confirmation thereof, to the person at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such person:

If to the Company:

MEI Pharma, Inc.

11975 El Camino Real, Suite 101

San Diego, California 92130

USA

Attention: Chief Executive Officer

Telephone: (858) 792-6300

Facsimile: (858) 792-5406

Email: dgold@meipharma.com

With a copy to:

Morgan, Lewis & Bockius LLP

101 Park Avenue, 40th Floor

New York, NY 10178

USA

Attention: Steven A. Navarro

Telephone: +1 (212) 309-6147

Fax: +1 (212) 309-6001

IF TO THE INITIAL HOLDER:

S*BIO Pte Ltd.

c/o EDBI

250 North Bridge Rd #28-00 Raffles City Tower

Singapore 179101

Telephone: +65 6832 6326

Facsimile: +65 6832 6838

Email: hengtong@edbi.com

Attention: Heng Tong Choo

9.

with a copy to:

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

USA

Telephone: +1 (858) 550-6000

Facsimile: +1 (858) 550-6420

Email: adamsjk@cooley.com

Attention: Jane K. Adams

15.5. Any person may change the address to which correspondence to it is to be addressed by notification as provided for herein.

15.6. The parties acknowledge and agree that in the event of any breach of this Agreement, remedies at law may be inadequate, and each of the parties hereto shall be entitled to seek specific performance of the obligations of the other parties hereto and such appropriate injunctive relief as may be granted by a court of competent jurisdiction, without the necessity of showing economic loss and without any bond or other security being required.

15.7. This Agreement may be executed in a number of counterparts, any of which together shall for all purposes constitute one Agreement, binding on all the parties hereto notwithstanding that all such parties have not signed the same counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

10.

IN WITNESS WHEREOF, each Holder and the Company have caused their respective signature pages to this Registration Rights Agreement to be duly executed as of the day and year first above written.

MEI PHARMA, INC.

Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each Holder and the Company have caused their respective signature pages to this Registration Rights Agreement to be duly executed as of the day and year first above written.

S*BIO PTE LTD.

Name:
Title:

[Signature Page to Registration Rights Agreement]

Instrument of Adherence

Reference is hereby made to that certain Registration Rights Agreement, dated as of [            ], 2012, among MEI Pharma, Inc., a Delaware corporation (the “Company”), the Initial Holder and the Holder Permitted Transferees, as amended and in effect from time to time (the “Registration Rights Agreement”). Capitalized terms used herein without definition shall have the respective meanings ascribed thereto in the Registration Rights Agreement.

The undersigned, in order to become the owner or holder of [            ] shares of the Company’s Common Stock, par value $0.00000002 per share, hereby agrees that, from and after the date hereof, the undersigned has become a party to the Registration Rights Agreement in the capacity of a Holder Permitted Transferee, and is entitled to all of the benefits under, and is subject to all of the obligations, restrictions and limitations set forth in, the Registration Rights Agreement that are applicable to Holder Permitted Transferees. The notice information for purposes of the Registration Rights Agreement is provided below. This Instrument of Adherence shall take effect and shall become a part of the Registration Rights Agreement immediately upon execution.

Executed as of the date set forth below under the laws of New York.

[NAME OF HOLDER]

By:
Name:
Title:
Date:

Address for notice:

Telephone:
Facsimile:
Email:

Accepted:

MEI PHARMA, INC.

By:
Name:
Title:
Date:

Exhibit 99.1
Contact: Pete De Spain Sr. Director, Investor Relations & Corporate Communications (858) 792-3729 pdespain@meipharma.com

MEI PHARMA TO ACQUIRE PRACINOSTAT, A POTENTIAL BEST-IN-CLASS

HDAC INHIBITOR

Management Team to Host Conference Call Today at 5:00 p.m. Eastern Time

San Diego – August 8, 2012 – MEI Pharma, Inc. (Nasdaq: MEIP), an oncology company focused on the clinical development of novel therapies for the treatment of cancer, announced today that it has entered into a definitive asset purchase agreement with S*BIO Pte Ltd, a privately held biotechnology company, pursuant to which MEI Pharma will acquire S*BIO’s exclusive worldwide rights to Pracinostat, an investigational, potential best-in-class, oral histone deacetylase (HDAC) inhibitor.

“We are excited to seize this opportunity to bolster our pipeline with a potential best-in-class, late-stage compound with activity against a validated target, under favorable terms,” said Daniel P. Gold, Ph.D., President and Chief Executive Officer of MEI Pharma. “The acquisition of Pracinostat broadens our potential addressable market in oncology with applications in both hematologic disorders and solid tumors. We believe that the addition of this targeted small molecule to our existing portfolio of novel isoflavone-based drug candidates, ME-143 and ME-344, will significantly enhance shareholder value.”

Pracinostat is an orally available, selective HDAC inhibitor that has demonstrated clinical evidence of single-agent activity, including studies in patients with advanced hematologic disorders such as acute myeloid leukemia and myelofibrosis. In addition, Pracinostat has demonstrated pharmacokinetic properties in the clinic that compare favorably to other compounds of this class.

Pursuant to the terms of the agreement, MEI Pharma will issue $500,000 of common stock to S*BIO. The agreement also includes potential success-based clinical, regulatory and sales milestone payments of up to $75.2 million, as well as low single-digit contingent earn-out payments based on net sales. The transaction is expected to close on or about August 28, 2012, subject to S*BIO shareholder approval and certain customary closing conditions.

About Pracinostat

Pracinostat is a selective inhibitor of a group of enzymes called histone deacetylases (HDAC). HDACs belong to a larger set of proteins collectively known as epigenetic regulators that can alter gene expression by chemically modifying DNA or its associated chromosomal proteins. Abnormal activity of these regulators is believed to play an important role in cancer and other diseases. There are currently two HDAC inhibitors approved by the U.S. Food and Drug Administration (FDA) for the treatment of cutaneous T-cell lymphoma, one of which is also approved for the treatment of peripheral T-cell lymphoma. Pracinostat has been generally well tolerated in clinical testing of more than 150 patients, with readily manageable side effects often associated with drugs of this class. The most common adverse event (all grades) is fatigue.

Data from a Phase II clinical trial of oral Pracinostat showed evidence of single-agent activity in heavily pre-treated patients with intermediate or high-risk myelofibrosis, with two patients showing a clinical improvement. These results are scheduled for publication in the September 2012 issue of Leukemia Research. Pracinostat has also demonstrated pre-clinical activity in both hematologic disorders and solid tumors when used alone or in combination with a wide range of therapies in laboratory studies. Data recently published in the May 2012 issue of Blood Cancer Journal demonstrated synergistic pre-clinical activity when Pracinostat was combined with an experimental JAK2 inhibitor, also developed by S*BIO and recently acquired by Cell Therapeutics, Inc. Pracinostat has not been approved for commercial distribution.

Conference Call Details

MEI Pharma’s management team will host a conference call with simultaneous webcast today, August 8, 2012, at 5:00 p.m. Eastern time to discuss the asset purchase agreement to acquire Pracinostat, along with an update on its clinical development programs for ME-143 and ME-344. To access the live call, please dial 800-414-9222 (toll-free) or 847-413-3402 (international), participant passcode 33054881. A replay of the call will be available approximately two hours after the conclusion of the call. To access the replay, please dial 888-843-7419 (toll-free) or 630-652-3042 (international), passcode 33054881#. The conference call will also be webcast live and can be accessed at www.meipharma.com/investor.

About MEI Pharma

MEI Pharma, Inc. (Nasdaq: MEIP) is a San Diego-based oncology company focused on the clinical development of novel small molecules for the treatment of cancer. The Company’s lead drug candidates, ME-143 and ME-344, have been shown in laboratory studies to interact with specific enzyme targets resulting in inhibition of tumor cell metabolism, a function critical for cancer cell survival. MEI Pharma presented results from a Phase I clinical trial of intravenous ME-143 in patients with solid refractory tumors at the American Society of Clinical Oncology Annual Meeting in June 2012. The Company received FDA approval of its investigational new drug application for ME-344 in April 2012 and initiated a Phase I clinical trial of intravenous ME-344 in patients with solid refractory tumors shortly thereafter. MEI Pharma owns exclusive worldwide rights to ME-143 and ME-344. For more information, go to www.meipharma.com.

About S*BIO Pte Ltd

S*BIO Pte Ltd is a privately-held biotechnology company focused on the research and clinical development of novel targeted small molecule drugs for the treatment of cancer, with leading programs around kinases and histone deacetylases (HDAC). Based in Singapore, S*BIO has strong links with a network of medical oncologists in Asia Pacific, with investors that include EDBI (EDB Investments), Aravis Ventures, Mitsui Ventures and other international funds.

# # #

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management’s current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties or differences in interpretation in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.